Exhibit 99.1
Encana generates third quarter cash flow of US$1.1 billion,
or $1.54 per share
Daily natural gas production per share grows 19 percent
Calgary, Alberta (October 20, 2010) – Encana Corporation (TSX, NYSE: ECA) delivered strong financial and operating results in the third quarter of 2010, despite continued downward pressure on natural gas prices. Encana generated third quarter cash flow of US$1.1 billion, or $1.54 per share, and operating earnings were $98 million, or 13 cents per share. Encana’s commodity price hedges contributed $211 million in realized after-tax gains, or 29 cents per share, to cash flow. Total production in the third quarter was approximately 3.3 billion cubic feet of gas equivalent per day (Bcfe/d). Third quarter natural gas production per share increased 19 percent compared to the third quarter of 2009, on a pro forma basis.
“Our company’s solid financial and operating results once again demonstrate that Encana’s significant inventory of natural gas resources is capable of supporting substantial production growth. Third quarter natural gas production was up 17 percent year-over-year to 3.2 billion cubic feet per day (Bcf/d). Our strong growth in both our Canadian and USA divisions aligns with our long-term strategy of doubling natural gas production per share over the next five years. Our hedging program helps sustain cash flow during periods of lower prices. We maintain a strong balance sheet and we remain focused on being among the lowest-cost producers, continually pursuing operational efficiencies across all of our operations to help us maximize margins throughout the price cycle,” said Randy Eresman, Encana’s President & Chief Executive Officer.
“During this period of continued low prices, we remain focused on capital discipline and long-term value creation for every Encana share. We will not pursue growth at any cost. Capacity constraints for completion services, particularly in the USA Division’s Haynesville play in Louisiana and East Texas, have hindered the addition of some of the production volumes we had previously forecast in the last half of this year. High demand for hydraulic fracturing equipment and services threatens to accelerate the modest inflation we have seen this year. Across our organization we are committed to minimizing or eliminating cost increases through improved operational efficiencies and technology innovation. As a result, we are developing strategies to bring on new fit-for-purpose completion equipment, patterned after a highly-successful program that saw our company contract for the construction and supply of fit-for-purpose drilling rigs – equipment that has improved our drilling and cost efficiency. Given these completion delays, we now are forecasting a deferral of about $200 million in capital investment from this year to 2011 and we have trimmed our production guidance to 3.315 Bcfe/d, an increase of about 12 percent per share from 2009,” Eresman said.
“North America’s ongoing oversupply of natural gas production has driven prices for the near term to levels that we believe are unsustainably low. As such, we are slowing the near-term growth rate of our resource plays. For the longer term, we continue to build the underlying productive capacity of our enormous resource portfolio for future years’ growth. Our low-cost assets are capable of achieving our stated objective – doubling production per share over five years from 2009 levels. However, if these low prices persist, we plan to adjust our growth rate to align with our capacity to generate cash flow,” Eresman said.

Third quarter report
for the period ended September 30, 2010
IMPORTANT NOTE: Pro forma results defined
On November 30, 2009, Encana completed a major corporate reorganization – a split transaction that resulted in the company’s transition into a pure-play natural gas company and the spin-off of its Integrated Oil and Canadian Plains assets into Cenovus Energy Inc., an independent, publicly-traded energy company. To provide more useful comparative information, financial and operating results in this news release highlight Encana’s 2009 and 2008 results on a pro forma basis, which reflect the company as if the split transaction had been completed prior to those periods. In this pro forma comparative presentation, the results associated with the assets and operations transferred to Cenovus are eliminated from Encana’s consolidated results, and adjustments specific to the split transaction are reflected. Encana’s actual financial results for the comparative 2009 period are included in Encana’s Interim Consolidated Financial Statements. Additional financial information that reconciles the 2009 consolidated and pro forma financial information is included in this news release at the end of the financial statements.
Per share amounts for cash flow and earnings are on a diluted basis. Encana reports in U.S. dollars unless otherwise noted and follows U.S. protocols, which report production, sales and reserves on an after-royalties basis. The company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
Third Quarter 2010 Highlights
Financial
•	Cash flow of $1.1 billion, or $1.54 per share
•	Operating earnings of $98 million, or 13 cents per share
•	Net earnings of $569 million, or 77 cents per share
•	Capital investment, excluding acquisitions and divestitures, of $1.2 billion
•
Total production realized average price of $5.49 per thousand cubic feet equivalent (Mcfe), realized natural gas prices of $5.27 per thousand cubic feet (Mcf) and realized liquids prices of $61.79 per barrel (bbl). These prices include realized financial hedges

•	At the end of the quarter, debt to capitalization was 30 percent and debt to adjusted EBITDA was 1.3 times, on a pro forma basis
•	Paid dividend of 20 cents per share
Operating
•	Total production was 3.3 Bcfe/d
•	Natural gas production was 3.2 Bcf/d
•	Natural gas liquids (NGLs) and oil production of about 23,000 barrels per day (bbls/d)
•	Operating and administrative costs of 99 cents per Mcfe
Financial Summary

			9	9
(for the period ended September 30)	Q3	Q3	months	months
($ millions, except per share amounts)	2010	2009[1]	2010	2009[1]
Cash flow [2]	1,132	1,274	3,522	4,091
Per share diluted	1.54	1.70	4.75	5.44
Operating earnings [2]	98	378	597	1,394
Per share diluted	0.13	0.50	0.81	1.86
Earnings Reconciliation Summary

Net earnings (loss)	569	(53)	1,541	516
Deduct (Add back):
Unrealized hedging gain (loss), after tax	331	(685)	903	(1,217)
Non-operating foreign exchange gain (loss), after tax	140	254	41	339
Operating earnings[2]	98	378	597	1,394
Per share diluted	0.13	0.50	0.81	1.86

1	Q3 and 9 months 2009 represent pro forma results.

2	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on Page 6.

2 Encana Corporation	Third Quarter 2010 Interim Report

Third quarter report
for the period ended September 30, 2010
Production & Drilling Summary

(for the period ended September 30)	Q3	Q3		9 months	9 months
(After royalties)	2010	2009[1]	% ∆	2010	2009[1]	% ∆
Natural gas (MMcf/d)	3,181	2,725	+17	3,169	2,891	+10
Natural gas production per 1,000 shares (Mcf/d)	4.32	3.63	+19	4.28	3.85	+11
NGLs and Oil (Mbbls/d)	23	26	-12	24	28	-14
NGLs and Oil production per 1,000 shares (Mcfe/d)	0.19	0.21	-10	0.19	0.23	-17
Total production (MMcfe/d)	3,322	2,883	+15	3,311	3,061	+8
Total production per 1,000 shares (Mcfe/d)	4.51	3.84	+17	4.47	4.08	+10
Total net wells drilled	295	161	+83	894	795	+12

1	Q3 and 9 months 2009 represent pro forma volumes and drilling.
Strong natural gas production growth from key resource plays
Total production in the third quarter of 2010 was 3.3 Bcfe/d, up about 17 percent per share from 2.9 Bcfe/d in the third quarter of 2009, on a pro forma basis. Natural gas production was up 19 percent per share to 3.2 Bcf/d compared to 2.7 Bcf/d in the third quarter of 2009, on a pro forma basis. USA Division’s third quarter production was led by strong growth in the Haynesville shale, where production grew to about 335 MMcfe/d, from 83 MMcfe/d one year earlier. Piceance production was up by almost 30 percent year-over-year in the third quarter. The Canadian Division’s production was up about 14 percent over the same period in 2009 to 1.5 Bcfe/d, largely as a result of successful drilling programs at Bighorn and Cutbank Ridge, which grew year-over-year production by about 52 percent and 37 percent respectively.
In the last half of 2009, Encana curtailed production volumes in some resource plays due to very low prices. During the first quarter of 2010, most of the curtailed production volumes were brought back on stream. This has resulted in an atypical production profile for some of Encana’s resource plays over the past year.
Canadian Division capital investment in the third quarter was $529 million, most of which was focused on continuing the steady growth in production across the division. Capital investment in the USA Division was $681 million, mainly focused on the Haynesville shale, with about $240 million of that directed at Encana’s land retention strategy.
Encana sharpening focus on liquids-rich plays
With the continued strength of oil and natural gas liquids (NGLs) prices, Encana is sharpening its focus on plays that offer additional value enhancement by increasing oil and NGL production. In the Canadian Division, Encana is also adding liquids extraction equipment, such as refrigeration plants, at some field and midstream facilities to strip NGLs from the natural gas stream and capture additional value.
Gas factory development approach advanced in Haynesville shale play
Building on the company’s experience in the Piceance, Montney and Horn River, Encana is advancing its industry-leading gas factory development approach in the Haynesville shale in northern Louisiana and East Texas, with eight rigs drilling on three gas factory locations. This low-cost manufacturing approach helps to lower environmental impact, advance natural gas development and optimize efficiencies by enabling the drilling of eight and potentially more horizontal wells, each containing multiple hydraulic fractures, from a single pad location.
Encana’s land retention strategy has helped the company delineate its enormous resource potential across its 430,000 net acres in the Haynesville shale. With lease retention obligations near completion, Encana expects to focus most of its future activities on developing gas factories.

Encana Corporation	3 Third Quarter 2010 Interim Report

Third quarter report
for the period ended September 30, 2010
Production from key North American resource plays

	Average Daily Production (MMcfe/d)
	2010				2009[1]					2008[1]
					Full					Full
Key Resource Play	YTD	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1	Year
USA Division
Jonah	571	545	574	595	601	596	549	607	656	635
Piceance	464	442	470	482	373	389	341	365	397	400
East Texas	367	295	369	437	324	281	306	304	409	335
Haynesville	267	335	269	194	71	122	83	54	25	10
Fort Worth	126	114	123	142	139	126	137	141	152	145
Canadian Division
Greater Sierra	234	238	247	218	204	182	194	222	221	226
Cutbank Ridge	385	446	388	319	314	257	326	344	326	300
Bighorn	237	260	252	197	175	158	171	202	172	189
CBM	312	312	311	315	316	306	318	330	309	304

Total key resource plays	2,963	2,987	3,003	2,899	2,517	2,417	2,425	2,569	2,667	2,544
Other production[2]	348	335	341	366	486	414	458	531	536	588

Total production	3,311	3,322	3,344	3,265	3,003	2,831	2,883	3,100	3,203	3,132

1	2009 and 2008 represent pro forma results, restated on a MMcfe/d basis.

2	Other – includes natural gas and liquids production outside of key resource plays
Drilling activity in key North American resource plays

	Net Wells Drilled
	2010				2009[1]					2008[1]
					Full					Full
Key Resource Play	YTD	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1	Year
USA Division
Jonah	88	29	31	28	108	23	20	30	35	175
Piceance	93	31	29	33	129	16	25	35	53	328
East Texas	13	7	3	3	38	8	4	11	15	78
Haynesville	73	32	21	20	49	18	11	11	9	7
Fort Worth	22	6	9	7	26	3	1	6	16	83
Canadian Division
Greater Sierra	37	7	14	16	57	15	17	10	15	106
Cutbank Ridge	49	16	18	15	71	15	18	18	20	82
Bighorn	40	15	10	15	69	17	17	14	21	64
CBM	432	137	—	295	490	174	37	1	278	698

Total key resource plays	847	280	135	432	1,037	289	150	136	462	1,621
Other wells[2]	47	15	16	16	52	5	11	15	21	194

Total wells drilled	894	295	151	448	1,089	294	161	151	483	1,815

1	2009 and 2008 represent pro forma results.

2	Other – includes wells outside of key resource plays

4 Encana Corporation	Third Quarter 2010 Interim Report

Third quarter report
for the period ended September 30, 2010
Third quarter Natural gas and Oil prices

			9	9
	Q3	Q3	months	months
	2010	2009[1]	2010	2009[1]
Natural gas
NYMEX ($/MMBtu)	4.39	3.39	4.59	3.92
Encana realized gas price[2] ($/Mcf)	5.27	7.44	5.63	7.22
NGLs and Oil ($/bbl)
WTI	76.28	68.24	77.68	57.32
Encana realized liquids price [2]	61.79	53.71	65.30	44.08

1	Q3 and 9 months 2009 Encana realized prices represent pro forma results.

2	Realized prices include the impact of financial hedging.
Third quarter net earnings impacted by hedging
Third quarter net earnings were $569 million, about a $1 billion increase from the net loss in the second quarter of 2010. This illustrates how net earnings can be impacted by unrealized gains or losses as a result of mark-to-market accounting for commodity price hedging and foreign exchange fluctuations. Third quarter net earnings include unrealized after-tax gains on commodity hedging of $331 million, whereas in the second quarter of 2010, when gas prices were stronger, the quarter was impacted by a $340 million unrealized after-tax loss. Likewise, third quarter net earnings include non-operating foreign exchange gains of $140 million after tax compared with losses of $246 million after tax in the previous quarter.
Encana focuses on operating earnings as a better measure of quarter-over-quarter earnings performance because it excludes the variability associated with unrealized hedging gains/losses and non-operating foreign exchange gains/losses. Third quarter operating earnings were $98 million in 2010 compared to $378 million in the same period last year, on a pro forma basis, largely due to a decrease in realized hedging gains of about $484 million after tax.
About 45 percent of natural gas production hedged for remainder of 2010
Encana continues to manage natural gas price risks through its attractive commodity price hedges. Encana has hedged approximately 1.5 Bcf/d, about 45 percent, of expected 2010 natural gas production, at an average NYMEX price of $6.19 per Mcf as of September 30, 2010. In addition, Encana has hedged approximately 1.2 Bcf/d of expected 2011 natural gas production at an average price of about $6.33 per Mcf and approximately 1.0 Bcf/d of expected 2012 natural gas production at an average price of $6.46 per Mcf.
This price hedging strategy helps increase certainty in cash flow which is available to fund Encana’s anticipated capital requirements and projected dividends. Encana continually assesses its hedging needs and the opportunities available prior to establishing its capital program for the upcoming year. Risk management positions at September 30, 2010 are presented in Note 14 to the unaudited Interim Consolidated Financial Statements.
Corporate developments
Quarterly dividend of 20 cents per share declared
Encana’s Board of Directors has declared a quarterly dividend of 20 cents per share payable on December 31, 2010 to common shareholders of record as of December 15, 2010. Based on the October 19, 2010 closing share price on the New York Stock Exchange of $29.25, this represents an annualized yield of about 2.7 percent.
Guidance updated
Encana has reduced its 2010 guidance for production by about 50 MMcfe/d to 3.315 Bcfe/d and capital investment by about $200 million to $4.8 billion. Encana has also reduced the top end of its range for cash flow and upstream operating cash flow by $200 million to $4.6 billion and $5.2 billion, respectively. The range of cash flow per share for 2010 is now

Encana Corporation	5 Third Quarter 2010 Interim Report

Third quarter report
for the period ended September 30, 2010
forecasted at $5.95 to $6.20, compared to $5.95 to $6.50 previously. Encana has narrowed its range for net divestitures to between $300 million and $600 million from zero to $1 billion, in part, as a result of unexpected opportunities to acquire some properties that complement existing assets. Administrative expenses have also been reduced from 35 cents to 30 cents per Mcfe. Updated guidance and key resource play information is posted on the company’s website at www.encana.com.
Normal Course Issuer Bid
In the first nine months of 2010, Encana has purchased for cancellation about 15.4 million common shares at an average share price of $32.42 for a total cost of about $499 million under the company’s current Normal Course Issuer Bid.
Financial strength
Encana has a strong balance sheet, with 100 percent of its outstanding debt composed of long-term, fixed-rate debt with an average remaining term of approximately 13 years. At September 30, 2010, Encana had $4.9 billion in unused committed bank credit facilities. With Encana’s bank facilities undrawn and $1.4 billion of cash and cash equivalents on the balance sheet at the end of the quarter, the company’s liquidity position is extremely strong. Encana is focused on maintaining investment grade credit ratings, capital discipline and financial flexibility. Encana targets a debt to capitalization ratio of less than 40 percent and a debt to adjusted EBITDA ratio of less than 2.0 times. At September 30, 2010, the company’s debt to capitalization ratio was 30 percent and debt to adjusted EBITDA was 1.3 times, on a trailing 12-month basis, using 2009 pro forma results.
In the third quarter of 2010, Encana invested $1.2 billion in capital, excluding acquisitions and divestitures, with a focus on continued development of the company’s key resource plays. Encana invested about $189 million in total acquisitions in the third quarter and divested about $220 million of non-core properties.
NOTE 1: Non-GAAP measures
This news release contains references to non-GAAP measures as follows:
•
Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations, which are defined on the Consolidated Statement of Cash Flows, in this news release and Encana’s interim consolidated financial statements.

•
Free cash flow is a non-GAAP measure that Encana defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•
Operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates. Management believes that these excluded items reduce the comparability of the company’s underlying financial performance between periods. The majority of the U.S. dollar debt issued from Canada has maturity dates in excess of five years.

•
Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity. Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses as measures of the company’s overall financial strength to steward the company’s overall debt position.

•
Adjusted EBITDA is a non-GAAP measure defined as net earnings from continuing operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.
Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of prolific shale and other unconventional natural gas developments, called resource plays, in key basins from northeast British Columbia

6 Encana Corporation	Third Quarter 2010 Interim Report

Third quarter report
for the period ended September 30, 2010
to east Texas and Louisiana. A pure-play natural gas company, Encana applies advanced technology and operational innovation to reduce costs and maximize margins. The company believes North American natural gas is an abundant, affordable and reliable energy supply that can play a significantly expanded role in serving the continent’s growing energy needs while enhancing environmental performance and generating economic growth. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING OIL AND GAS INFORMATION – In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: projections contained in the company’s guidance forecasts and the anticipated ability to meet the company’s guidance forecasts; projected increase in 2010 production guidance and estimated additional capital investment for 2010; potential capital investment in 2011; expected costs savings through operational efficiencies, expansion of multi-well gas factories and use of fit-for-purpose completion equipment and extension of the reach of horizontal wells; potential dividends; anticipated success of Encana’s price risk management strategy; expected increase in production and gas factory development in the Haynesville shale; future share buybacks; projected financial metrics, including maintaining investment grade credit ratings, target debt to capitalization ratio and debt to adjusted EBITDA ratio; future developments in the Canadian and USA divisions, including potential expansion of the farmout agreements with Kogas Canada Ltd.; potential adjustment of growth rate in low price environments; expectation of lower future depletion rate due to lower cost of current and future development programs; and strategy of doubling natural gas production per share over the next five years. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: the risk that the company may not conclude potential joint venture arrangements; volatility of and assumptions regarding commodity prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves and resources estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to replace and expand gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Forward-looking statements with respect to anticipated production, reserves and production growth, including over the next five years, are based upon numerous facts and assumptions which are discussed in further detail in this news release, including a projected capital program averaging approximately $6 billion per year from 2011 to 2014, achieving an average rate of approximately 2,500 net wells per year from 2011 to 2014, Encana’s current net drilling location inventory, natural gas price expectations over the next few years, production expectations made in light of advancements in horizontal drilling, multi-stage fracture stimulation and multi-well pad drilling, the current and expected productive characteristics of various existing and emerging resource plays, Encana’s estimates of proved, probable and possible reserves and economic contingent resources, expectations for rates of return which may be available at various prices for natural gas and current and expected cost trends. In addition, assumptions relating to such forward-looking

Encana Corporation	7 Third Quarter 2010 Interim Report

Third quarter report
for the period ended September 30, 2010
statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.
Forward-looking information respecting anticipated 2010 cash flow for Encana is based upon achieving average production of oil and gas for 2010 of approximately 3.315 Bcfe/d, commodity prices for natural gas of NYMEX $5.00/Mcf, crude oil (WTI) $75 for commodity prices and an estimated U.S./Canadian dollar foreign exchange rate of $0.94 and a weighted average number of outstanding shares for Encana of approximately 740 million.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

8 Encana Corporation	Third Quarter 2010 Interim Report

Third quarter report
for the period ended September 30, 2010
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the unaudited Interim Consolidated Financial Statements for the period ended September 30, 2010 (“Interim Financial Statements”), the unaudited Pro Forma Consolidated Financial Information for the period ended September 30, 2009 presented in Encana’s Supplemental Information, as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2009.
The Interim Consolidated Financial Statements and comparative information have been prepared in United States (“U.S.”) dollars, except where another currency has been indicated, and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Production volumes are presented on an after royalties basis consistent with U.S. oil and gas disclosures reporting. The term “liquids” is used to represent crude oil, natural gas liquids (“NGLs”) and condensate volumes. This document is dated October 19, 2010.
Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements, Oil and Gas Information and Currency, Pro Forma Information, Non-GAAP Measures and References to Encana.
Encana’s Strategic Objectives
Encana is one of North America’s leading natural gas producers, focusing on the development of unconventional natural gas resources and holds a diversified portfolio of prolific shale and other natural gas assets in key basins stretching from northeast British Columbia to Louisiana. Encana believes that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs.
Encana is committed to the key business objectives of maintaining financial strength, optimizing capital investments and continuing to pay a stable dividend to shareholders – attained through a disciplined approach to capital spending, a flexible investment program and financial stewardship.
Encana is focused on sustainable, high-growth production from unconventional natural gas plays in major North American basins. Encana has a history of entering resource plays early and leveraging technology to unlock unconventional resources. During the first quarter of 2010, the Company disclosed independent evaluations of its probable and possible reserves as well as economic contingent resources. With this significant inventory of estimated natural gas resources, Encana intends to double its production over the next five years on a per share basis. Encana targets 2010 natural gas production growth of approximately 10 percent, with average production of 3,315 million cubic feet equivalent (“MMcfe”) per day (“MMcfe/d”).
Encana has a strong balance sheet and employs a conservative capital structure and market risk mitigation strategy. Encana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times. At September 30, 2010, the Company’s Debt to Capitalization ratio was 30 percent and pro forma Debt to Adjusted EBITDA was 1.3 times. Debt to Capitalization and Debt to Adjusted EBITDA are non-GAAP measures and are defined in the Non-GAAP Measures section of this MD&A.
As of September 30, 2010, Encana has hedged approximately 1,527 MMcf/d of expected October to December 2010 gas production using NYMEX fixed price contracts at an average price of $6.19 per thousand cubic feet (“Mcf”). In addition, Encana has hedged approximately 1,158 MMcf/d of expected 2011 gas production at an average price of $6.33 per Mcf, and approximately 1,040 MMcf/d of expected 2012 gas production at an average price of $6.46 per Mcf.
Encana updated its Corporate Guidance to reflect expected operational results for 2010. Encana’s news release dated October 20, 2010 and financial statements are available on www.sedar.com.

Encana Corporation	9 Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Encana’s Business
Encana’s operating and reportable segments are as follows:
•	Canada includes the Company’s exploration for, development and production of natural gas and liquids and other related activities within the Canadian cost centre.
•	USA includes the Company’s exploration for, development and production of natural gas and liquids and other related activities within the U.S. cost centre.
•
Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canada or USA segments. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•
Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. Financial information is presented on an after eliminations basis.
Encana’s operations are currently divided into two operating divisions:
•
Canadian Division, formerly the Canadian Foothills Division, which includes natural gas development and production assets located in British Columbia and Alberta, as well as the Deep Panuke natural gas project offshore Nova Scotia. Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Cutbank Ridge on the Alberta and British Columbia border, including Montney; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane (“CBM”) in southern Alberta.

•
USA Division, which includes the natural gas development and production assets located in the U.S. Five key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) East Texas in Texas; (iv) Haynesville in Louisiana and Texas; and (v) Fort Worth in Texas.

On November 30, 2009, Encana completed a corporate reorganization (the “Split Transaction”) to split into two independent publicly traded energy companies – Encana Corporation, a natural gas company, and Cenovus Energy Inc. (“Cenovus”), an integrated oil company. The former Canadian Plains and Integrated Oil – Canada upstream operations were transferred to Cenovus and are presented as Canada – Other. Canada – Other is reported as continuing operations. The former Integrated Oil U.S. Downstream Refining assets were also transferred to Cenovus and are reported as discontinued operations.
Pro Forma and Consolidated Reporting
The comparative information presented within this MD&A represents the financial and operating results of Encana on both a pro forma and consolidated basis. Pro forma financial information is derived from Encana’s pro forma financial statements, which have been prepared using guidance issued by the U.S. Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators.
•
Encana’s 2009 pro forma results exclude the results of operations from assets transferred to Cenovus as part of the Split Transaction and reflect expected changes to Encana’s historical results that arose from the Split Transaction, including income tax, depreciation, depletion and amortization (“DD&A”) and transaction costs. This information is presented to assist in understanding Encana’s historical financial results associated with the assets remaining in Encana as a result of the Split Transaction.

•	Encana’s 2009 consolidated results for the three months and nine months ended September 30 include both Encana and Cenovus operations.

10 Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Non-GAAP Measures
This MD&A contains certain non-GAAP measures commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include Cash Flow, Operating Earnings, Free Cash Flow, Capitalization, Debt to Capitalization, Adjusted EBITDA and Debt to Adjusted EBITDA. Further information can be found in the Non-GAAP Measures section of this MD&A.
2010 Results Overview
In the three months ended September 30, 2010, Encana reported:
•	Cash Flow of $1,132 million;
•	Operating Earnings of $98 million;
•	Net Earnings of $569 million, which includes unrealized financial hedging gains of $331 million after tax and non-operating foreign exchange gains of $140 million after tax;
•	Total average production of 3,322 MMcfe/d, representing a 17 percent increase on a per share basis;
•	Realized financial natural gas, crude oil and other commodity hedging gains of $211 million after tax;
•	Capital investment of $1,227 million; and
•	Average commodity prices, excluding financial hedges, of $4.45 per thousand cubic feet equivalent (“Mcfe”).
In the nine months ended September 30, 2010, Encana reported:
•	Cash Flow of $3,522 million;
•	Operating Earnings of $597 million;
•	Net Earnings of $1,541 million, which includes unrealized financial hedging gains of $903 million after tax and non-operating foreign exchange gains of $41 million after tax;
•	Total average production of 3,311 MMcfe/d, representing a 10 percent increase on a per share basis;
•	Realized financial natural gas, crude oil and other commodity hedging gains of $599 million after tax;
•	Capital investment of $3,346 million; and
•	Average commodity prices, excluding financial hedges, of $4.91 per Mcfe.

Encana Corporation	11 Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Business Environment
Encana’s financial results are influenced by fluctuations in commodity prices, which include price differentials, and the U.S./Canadian dollar exchange rate. Encana has taken steps to reduce pricing risk through a commodity price hedging program. Further information regarding this program can be found in Note 14 to the Interim Consolidated Financial Statements. The following table shows benchmark information on a quarterly basis to assist in understanding quarterly volatility in prices and foreign exchange rates that have impacted Encana’s financial results.

	Nine months ended
	September 30		2010			2009
(average for the period)	2010	2009	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Natural Gas Price Benchmarks
AECO (C$/Mcf)	$4.31	$4.10	$3.72	$3.86	$5.36	$4.23	$3.02	$3.66	$5.63
NYMEX ($/MMBtu)	4.59	3.92	4.39	4.09	5.30	4.17	3.39	3.50	4.89
Rockies (Opal) ($/MMBtu)	4.10	2.79	3.53	3.66	5.14	3.97	2.69	2.37	3.31
Texas (HSC) ($/MMBtu)	4.57	3.65	4.33	4.04	5.36	4.16	3.31	3.44	4.21
Basis Differential ($/MMBtu)
AECO/NYMEX	0.45	0.47	0.83	0.32	0.19	0.19	0.67	0.39	0.35
Rockies/NYMEX	0.49	1.13	0.86	0.43	0.16	0.20	0.70	1.13	1.58
Texas/NYMEX (1)	0.02	0.27	0.06	0.05	(0.06)	0.01	0.08	0.06	0.68
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.966	0.855	0.962	0.973	0.961	0.947	0.911	0.857	0.803

(1)	Texas (HSC) was higher than NYMEX in the first quarter of 2010.
Financial Results

	Nine months ended
	September 30		2010			Pro Forma 2009
($ millions, except per share amounts)	2010	2009(1)	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Cash Flow (2)	$3,522	$4,091	$1,132	$1,217	$1,173	$930	$1,274	$1,430	$1,387
per share – diluted	4.75	5.44	1.54	1.65	1.57	1.24	1.70	1.90	1.85
Operating Earnings (2)	597	1,394	98	81	418	373	378	472	544
per share – diluted	0.81	1.86	0.13	0.11	0.56	0.50	0.50	0.63	0.72
Net Earnings (Loss)	1,541	516	569	(505)	1,477	233	(53)	92	477
per share – diluted	2.08	0.69	0.77	(0.68)	1.97	0.31	(0.07)	0.12	0.63

(1)	2009 reflects pro forma results.

(2)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

12 Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Cash Flow
Three months ended September 30, 2010 versus 2009

	Three months ended September 30
		Pro Forma	Consolidated
($ millions)	2010	2009	2009

Cash From (Used In) Operating Activities	$1,325	$1,415	$2,650
(Add back) deduct:
Net change in other assets and liabilities	(16)	13	10
Net change in non-cash working capital from continuing operations	209	128	278
Net change in non-cash working capital from discontinued operations	—	—	283

Cash Flow	$1,132	$1,274	$2,079

Cash Flow of $1,132 million decreased $142 million from pro forma 2009 primarily due to lower realized financial hedging gains, partially offset by increased commodity prices and production volumes. In the three months ended September 30, 2010:
•	Realized financial hedging gains were $211 million after tax compared to gains of $695 million after tax in 2009.
•	Average commodity prices, excluding financial hedges, were $4.45 per Mcfe compared to $3.51 per Mcfe in 2009.
•	Average production volumes increased 15 percent to 3,322 MMcfe/d compared to 2,883 MMcfe/d in 2009.
Cash flow decreased $947 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.
Nine months ended September 30, 2010 versus 2009

	Nine months ended September 30
		Pro Forma	Consolidated
($ millions)	2010	2009	2009

Cash From (Used In) Operating Activities	$1,446	$3,980	$6,402
(Add back) deduct:
Net change in other assets and liabilities	(85)	43	36
Net change in non-cash working capital from continuing operations	(1,991)	(154)	(557)
Net change in non-cash working capital from discontinued operations	—	—	747

Cash Flow	$3,522	$4,091	$6,176

Cash Flow of $3,522 million decreased $569 million from pro forma 2009 primarily due to lower realized financial hedging gains, higher transportation expense and higher interest expense, partially offset by increased commodity prices and production volumes. In the nine months ended September 30, 2010:
•	Realized financial hedging gains were $599 million after tax compared to gains of $1,922 million after tax in 2009.
•	Transportation expense increased $140 million due to increased production volumes and higher firm transportation costs.
•	Interest expense increased $135 million primarily due to a lower debt carrying value used to determine pro forma interest for 2009.
•	Average commodity prices, excluding financial hedges, were $4.91 per Mcfe compared to $3.71 per Mcfe in 2009.

Encana Corporation	13 Management’s Discussion and Analysis(prepared in US$)

Third quarter report
for the period ended September 30, 2010
•	Average production volumes increased 8 percent to 3,311 MMcfe/d compared to 3,061 MMcfe/d in 2009.
Cash flow decreased $2,654 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.
Operating Earnings
Three months ended September 30, 2010 versus 2009

	Three months ended September 30
	2010		Pro Forma 2009		Consolidated 2009
($ millions, except per share amounts)		Per share(1)		Per share (1)		Per share (1)

Net Earnings (Loss), as reported	$569	$0.77	$(53)	$(0.07)	$25	$0.03
Add back (losses) and deduct gains:
Unrealized hedging gain (loss), after tax	331	0.45	(685)	(0.91)	(931)	(1.24)
Non-operating foreign exchange gain (loss), after tax	140	0.19	254	0.34	181	0.24

Operating Earnings	$98	$0.13	$378	$0.50	$775	$1.03

(1)	Per Common Share – diluted.
Operating Earnings of $98 million decreased $280 million from pro forma 2009 primarily due to lower realized financial hedging gains and higher DD&A, partially offset by increased commodity prices and production volumes. Further to the items described in the Cash Flow section, DD&A increased $143 million as a result of increased production volumes, a higher depletion rate and a higher U.S./Canadian dollar exchange rate.
Operating Earnings decreased $677 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.
Nine months ended September 30, 2010 versus 2009

	Nine months ended September 30
	2010		Pro Forma 2009		Consolidated 2009
($ millions, except per share amounts)		Per share(1)		Per share (1)		Per share (1)

Net Earnings, as reported	$1,541	$2.08	$516	$0.69	$1,226	$1.63
Add back (losses) and deduct gains:
Unrealized hedging gain (loss), after tax	903	1.22	(1,217)	(1.62)	(1,592)	(2.12)
Non-operating foreign exchange gain (loss), after tax	41	0.05	339	0.45	178	0.24

Operating Earnings	$597	$0.81	$1,394	$1.86	$2,640	$3.51

(1)	Per Common Share – diluted.
Operating Earnings of $597 million decreased $797 million from pro forma 2009 primarily due to lower realized financial hedging gains, higher DD&A, higher transportation expense and higher interest expense, partially offset by increased commodity prices and production volumes. Further to the items described in the Cash Flow section, DD&A increased $362 million as a result of increased production volumes, a higher U.S./Canadian dollar exchange rate and a higher depletion rate.
Operating Earnings decreased $2,043 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.

14 Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Net Earnings
Three months ended September 30, 2010 versus 2009
Net Earnings of $569 million increased $622 million from pro forma 2009 primarily due to higher combined realized and unrealized financial hedging gains after tax and increased commodity prices and production volumes, partially offset by higher DD&A and lower non-operating foreign exchange gains. Further to the items discussed in the Cash Flow and Operating Earnings sections, in the three months ended September 30, 2010:
•	Unrealized financial hedging gains were $331 million after tax compared to losses of $685 million after tax in 2009.
•
Non-operating foreign exchange gains were $140 million after tax compared to gains of $254 million after tax in 2009. These gains primarily result from the revaluation of long-term debt due to fluctuation of the U.S./Canadian dollar exchange rate.

Net Earnings in 2010 increased $544 million from consolidated 2009 for the same period primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.
Nine months ended September 30, 2010 versus 2009
Net Earnings of $1,541 million increased $1,025 million from pro forma 2009 primarily due to increased commodity prices, higher combined realized and unrealized financial hedging gains after tax and increased production volumes, partially offset by higher DD&A, lower non-operating foreign exchange gains, higher transportation expense and higher interest expense. Further to the items discussed in the Cash Flow and Operating Earnings sections, in the nine months ended September 30, 2010:
•	Unrealized financial hedging gains were $903 million after tax compared to losses of $1,217 million after tax in 2009.
•
Non-operating foreign exchange gains were $41 million after tax compared to gains of $339 million after tax in 2009. These gains primarily result from the revaluation of long-term debt due to fluctuation of the U.S./Canadian dollar exchange rate.

Net Earnings for 2010 increased $315 million from consolidated 2009 for the same period primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.
Summary of Hedging Impacts on Net Earnings

	Three months ended September 30			Nine months ended September 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Unrealized Hedging Gains (Losses), after tax (1)	$331	$(685)	$(931)	$903	$(1,217)	$(1,592)
Realized Hedging Gains (Losses), after tax	211	695	913	599	1,922	2,512

Hedging Impacts on Net Earnings	$542	$10	$(18)	$1,502	$705	$920

(1)	Included in Corporate and Other financial results. Further detail on unrealized hedging gains and losses can be found in the Corporate and Other section of this MD&A.

Encana Corporation	15 Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Summary of Consolidated Net Earnings

	2010			2009				2008
($ millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Continuing Operations
Net Earnings (Loss) from Continuing Operations	$569	$(505)	$1,477	$589	$39	$211	$991	$1,469
per share – basic	0.77	(0.68)	1.97	0.78	0.05	0.28	1.32	1.96
per share – diluted	0.77	(0.68)	1.97	0.78	0.05	0.28	1.32	1.96

Total Consolidated
Net Earnings (Loss)	569	(505)	1,477	636	25	239	962	1,077
per share – basic	0.77	(0.68)	1.97	0.85	0.03	0.32	1.28	1.44
per share – diluted	0.77	(0.68)	1.97	0.85	0.03	0.32	1.28	1.43

Revenues, Net of Royalties	2,425	1,469	3,545	2,712	2,271	2,449	3,682	4,862
The comparative consolidated results prior to the November 30, 2009 Split Transaction include Cenovus and are, therefore, not comparable to the current year results. Net Earnings from Continuing Operations for 2009 and 2008 includes results for Canada – Other upstream assets transferred to Cenovus. Total Consolidated Net Earnings includes results for U.S. Downstream Refining assets transferred to Cenovus, which are classified as discontinued operations.
Net Capital Investment

	Three months ended September 30			Nine months ended September 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Canadian Division	$529	$432	$432	$1,562	$1,294	$1,294
USA Division	681	358	358	1,749	1,306	1,306
Market Optimization	—	—	1	1	—	(2)
Corporate & Other	17	4	5	34	28	38
Canada – Other (1)	—	—	206	—	—	714
Discontinued Operations (2)	—	—	266	—	—	695

Capital Investment	1,227	794	1,268	3,346	2,628	4,045
Acquisitions	189	15	15	341	127	128
Divestitures	(220)	(979)	(977)	(574)	(1,029)	(1,030)

Net Capital Investment	$1,196	$(170)	$306	$3,113	$1,726	$3,143

(1)	Canada – Other represents former Canadian Plains and Integrated Oil – Canada operations that were transferred to Cenovus.

(2)	The former Integrated Oil U.S. Downstream Refining operations transferred to Cenovus are included in Discontinued Operations.
Capital investment during the nine months of 2010 was primarily focused on continued development of Encana’s North American key resource plays. Capital investment of $3,346 million was higher compared to pro forma 2009 primarily due to increased spending on developing Haynesville and Horn River and an increase in the average U.S./Canadian dollar exchange rate.
The Company had non-core asset divestitures in the third quarter of 2010 for proceeds of $171 million in the Canadian Division and $49 million in the USA Division. In the nine months of 2010, the Company had non-core asset divestitures for proceeds of $200 million in the Canadian Division and $374 million in the USA Division.

16 Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Free Cash Flow

	Three months ended September 30			Nine months ended September 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Cash Flow (1)	$1,132	$1,274	$2,079	$3,522	$4,091	$6,176
Capital Investment	1,227	794	1,268	3,346	2,628	4,045

Free Cash Flow (1)	$(95)	$480	$811	$176	$1,463	$2,131

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.
Encana’s Free Cash Flow for the third quarter and nine months ended September 30, 2010 were lower compared to the same periods in 2009 on a pro forma basis. The variances in Cash Flow and Capital Investment are discussed under the Cash Flow and Net Capital Investment sections of this MD&A.
Production Volumes Summary

	Nine months ended
	September 30		2010			2009
	2010	2009	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Produced Gas (MMcf/d)
Canadian Division	1,299	1,275	1,390	1,327	1,177	1,071	1,201	1,343	1,281
USA Division	1,870	1,616	1,791	1,875	1,946	1,616	1,524	1,581	1,746

	3,169	2,891	3,181	3,202	3,123	2,687	2,725	2,924	3,027

Liquids (bbls/d)
Canadian Division	13,763	17,027	14,262	13,462	13,558	12,477	15,909	17,624	17,567
USA Division	9,784	11,227	9,142	10,112	10,108	11,586	10,325	11,699	11,671

	23,547	28,254	23,404	23,574	23,666	24,063	26,234	29,323	29,238

Total (MMcfe/d) (1,2)
Canadian Division	1,382	1,378	1,476	1,408	1,258	1,145	1,297	1,449	1,387
USA Division	1,929	1,683	1,846	1,936	2,007	1,686	1,586	1,651	1,816

	3,311	3,061	3,322	3,344	3,265	2,831	2,883	3,100	3,203

Canada – Other (MMcfe/d) (1,3)	—	1,493	—	—	—	970	1,504	1,502	1,472

Total Volumes (MMcfe/d) (1)	3,311	4,554	3,322	3,344	3,265	3,801	4,387	4,602	4,675

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.

(2)	Quarterly volumes for 2009 represent Encana’s pro forma volumes.

(3)	Canada – Other represents former volumes from Canadian Plains and Integrated Oil – Canada which were transferred to Cenovus as a result of the November 30, 2009 Split Transaction.
In the third quarter of 2010, average production volumes of 3,322 MMcfe/d increased 15 percent, or 439 MMcfe/d, compared to 2009 pro forma volumes for the same period. In the nine months of 2010, average production volumes of 3,311 MMcfe/d increased 8 percent, or 250 MMcfe/d compared to 2009 pro forma volumes for the same period. Higher volumes were primarily due to increased production in certain USA and Canadian Division key resource plays due to successful drilling programs and bringing on shut-in and curtailed production. The increase was partially offset by lower volumes of approximately 130 MMcfe/d in the third quarter and 120 MMcfe/d in the nine months of 2010 resulting from net divestitures in both the USA and Canadian Divisions.

Encana Corporation	17 Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Divisional Results
Canadian Division
Operating Cash Flow and Netbacks

	Three months ended September 30				Nine months ended September 30
	2010		2009		2010		2009
($ millions, except $/Mcfe)		($/Mcfe)		($/Mcfe)		($/Mcfe)		($/Mcfe)

Revenues, Net of Royalties and excluding Hedging	$563	$4.05	$403	$3.36	$1,794	$4.60	$1,471	$3.86
Realized Financial Hedging Gain	129		446		342		1,200
Expenses
Production and mineral taxes	3	0.02	2	0.02	8	0.02	13	0.04
Transportation and selling	52	0.38	40	0.34	145	0.38	115	0.31
Operating	131	0.93	126	1.05	399	1.02	389	1.02

Operating Cash Flow/ Netback	$506	$2.72	$681	$1.95	$1,584	$3.18	$2,154	$2.49
Realized Financial Hedging Gain		0.94		3.84		0.90		3.22

Netback including Realized Financial Hedging		$3.66		$5.79		$4.08		$5.71

Three months ended September 30, 2010 versus 2009
Operating Cash Flow of $506 million decreased $175 million primarily due to lower realized financial hedging gains, partially offset by increased commodity prices and production volumes. In the three months ended September 30, 2010:
•	Realized financial hedging gains were $129 million compared to $446 million in 2009 on a before tax basis.
•	Higher commodity prices, excluding the impact of financial hedging, resulted in an increase of $108 million, which reflects the changes in benchmark prices and basis differentials.
•	Average production volumes of 1,476 MMcfe/d increased 179 MMcfe/d compared to 2009, resulting in an increase of $52 million in revenues.
Nine months ended September 30, 2010 versus 2009
Operating Cash Flow of $1,584 million decreased $570 million primarily due to lower realized financial hedging gains and higher transportation and selling expenses, partially offset by increased commodity prices and production volumes. In the nine months ended September 30, 2010:
•	Realized financial hedging gains were $342 million compared to $1,200 million in 2009 on a before tax basis.
•	Transportation and selling expenses increased $30 million primarily due to higher firm transportation costs and an increase in the average U.S./Canadian dollar exchange rate.
•	Higher commodity prices, excluding the impact of financial hedging, resulted in an increase of $306 million, which reflects the changes in benchmark prices and basis differentials.
•	Average production volumes were 1,382 MMcfe/d compared to 1,378 MMcfe/d in 2009, resulting in an increase of $9 million in revenues.
•
Operating expenses were relatively unchanged due to a $46 million increase resulting from a higher average U.S./ Canadian dollar exchange rate being significantly offset by operating efficiencies and lower long-term compensation.

18 Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Results by Key Area

	Three months ended September 30
	Daily Production		Capital		Drilling Activity
	(MMcfe/d)		($ millions)		(net wells drilled)
	2010	2009	2010	2009	2010	2009

Greater Sierra (1)	238	194	$117	$44	7	17
Cutbank Ridge (2)	446	326	98	98	16	18
Bighorn	260	171	72	58	15	17
CBM	312	318	90	43	137	37

Key Resource Plays	1,256	1,009	377	243	175	89
Other	220	288	152	189	—	2

Total Canadian Division	1,476	1,297	$529	$432	175	91

(1)	2010 includes Horn River, which has production of 33 MMcfe/d (2009 — 15 MMcfe/d), capital of $101 million (2009 — $27 million) and 2 net wells drilled (2009 — 7 net wells).

(2)	2010 includes Montney, which has production of 313 MMcfe/d (2009 — 185 MMcfe/d), capital of $80 million (2009 — $92 million) and 13 net wells drilled (2009 — 16 net wells).

	Nine months ended September 30
	Daily Production		Capital		Drilling Activity
	(MMcfe/d)		($ millions)		(net wells drilled)
	2010	2009	2010	2009	2010	2009

Greater Sierra (1)	234	212	$369	$173	37	42
Cutbank Ridge (2)	385	332	362	294	49	56
Bighorn	237	181	262	177	40	52
CBM	312	319	244	205	432	316

Key Resource Plays	1,168	1,044	1,237	849	558	466
Other	214	334	325	445	5	10

Total Canadian Division	1,382	1,378	$1,562	$1,294	563	476

(1)	2010 includes Horn River, which has production of 23 MMcfe/d (2009 — 8 MMcfe/d), capital of $293 million (2009 — $121 million) and 12 net wells drilled (2009 — 15 net wells).

(2)	2010 includes Montney, which has production of 258 MMcfe/d (2009 — 181 MMcfe/d), capital of $298 million (2009 — $249 million) and 43 net wells drilled (2009 — 48 net wells).
Production Volumes
•
Average production volumes of 1,476 MMcfe/d increased 14 percent in the third quarter of 2010 compared to the same period of 2009. Average production volumes of 1,382 MMcfe/d in the nine months of 2010 were slightly higher from the same period of 2009.

•
This increase in production is primarily due to successful drilling programs at Bighorn and Cutbank Ridge as well as bringing on shut-in and curtailed production, and completing wellhead upgrade maintenance. This is partially offset by lower volumes of approximately 70 MMcfe/d in the third quarter and 85 MMcfe/d in the nine months of 2010 due to net divestitures.

•	Average production for the Canadian Division is forecasted to be 1,400 MMcfe/d for the current year, with 1,200 MMcfe/d expected from key resource plays.

Encana Corporation	19 Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Capital Investment
Capital investment of $1,562 million in the nine months ended September 30, 2010 was primarily focused on the Canadian Division key resource plays, as well as Deep Panuke. Encana plans to drill a total of 1,055 wells in 2010 in relation to Canadian Division key resource plays.
USA Division
Operating Cash Flow and Netbacks

	Three months ended September 30				Nine months ended September 30
	2010		2009		2010		2009
($ millions, except $/Mcfe)		($/Mcfe)		($/Mcfe)		($/Mcfe)		($/Mcfe)

Revenues, Net of Royalties and excluding Hedging	$840	$4.76	$554	$3.64	$2,802	$5.14	$1,735	$3.59
Realized Financial Hedging Gain	188		607		512		1,726
Expenses
Production and mineral taxes	46	0.27	17	0.11	162	0.31	78	0.17
Transportation and selling	165	0.97	139	0.95	497	0.94	387	0.84
Operating	120	0.61	100	0.54	350	0.56	314	0.52

Operating Cash Flow/ Netback	$697	$2.91	$905	$2.04	$2,305	$3.33	$2,682	$2.06
Realized Financial Hedging Gain		1.11		4.16		0.97		3.76

Netback including Realized Financial Hedging		$4.02		$6.20		$4.30		$5.82

Three months ended September 30, 2010 versus 2009
Operating Cash Flow of $697 million decreased $208 million primarily due to lower realized financial hedging gains and higher expenses, partially offset by increased commodity prices and production volumes. In the three months ended September 30, 2010:
•	Realized financial hedging gains were $188 million compared to $607 million in 2009 on a before tax basis.
•	Production and mineral taxes increased $29 million primarily due to higher natural gas prices and a reduction in production tax credits.
•	Transportation and selling expenses increased $26 million primarily due to increased production volumes.
•	Higher commodity prices, excluding the impact of financial hedging, resulted in an increase of $201 million, which reflects the changes in benchmark prices and basis differentials.
•	Average production volumes of 1,846 MMcfe/d increased 260 MMcfe/d compared to 2009, resulting in an increase of $78 million in revenues.
Nine months ended September 30, 2010 versus 2009
Operating Cash Flow of $2,305 million decreased $377 million primarily due to lower realized financial hedging gains and higher expenses, partially offset by increased commodity prices and production volumes. In the nine months ended September 30, 2010:
•	Realized financial hedging gains were $512 million compared to $1,726 million in 2009 on a before tax basis.
•	Transportation and selling expenses increased $110 million primarily due to increased production volumes and higher firm transportation costs.
•	Production and mineral taxes increased $84 million primarily due to higher natural gas prices and a reduction in production tax credits.

20 Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
•	Operating expenses increased $36 million primarily due to increased production volumes and higher repair and maintenance costs.
•	Higher commodity prices, excluding the impact of financial hedging, resulted in an increase of $832 million, which reflects the changes in benchmark prices and basis differentials.
•	Average production volumes of 1,929 MMcfe/d increased 246 MMcfe/d compared to 2009, resulting in an increase of $222 million in revenues.
Results by Key Area

	Three months ended September 30
	Daily Production		Capital		Drilling Activity
	(MMcfe/d)		($ millions)		(net wells drilled)
	2010	2009	2010	2009	2010	2009

Jonah	545	549	$93	$70	29	20
Piceance	442	341	62	30	31	25
East Texas	295	306	56	56	7	4
Haynesville	335	83	349	115	32	11
Fort Worth	114	137	22	16	6	1

Key Resource Plays	1,731	1,416	582	287	105	61
Other	115	170	99	71	15	9

Total	1,846	1,586	$681	$358	120	70

	Nine months ended September 30
	Daily Production		Capital		Drilling Activity
	(MMcfe/d)		($ millions)		(net wells drilled)
	2010	2009	2010	2009	2010	2009

Jonah	571	604	$275	$266	88	85
Piceance	464	368	120	115	93	113
East Texas	367	339	162	272	13	30
Haynesville	267	54	878	335	73	31
Fort Worth	126	143	58	87	22	23

Key Resource Plays	1,795	1,508	1,493	1,075	289	282
Other	134	175	256	231	42	37

Total	1,929	1,683	$1,749	$1,306	331	319

Encana Corporation	21 Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Production Volumes
•
Average production volumes of 1,846 MMcfe/d increased 16 percent in the third quarter of 2010 compared to the same period of 2009. Average production volumes of 1,929 MMcfe/d increased 15 percent in the nine months of 2010 compared to the same period of 2009.

•
This increase in production is primarily due to drilling and operational success in Haynesville and Piceance as well as bringing on shut-in and curtailed production volumes. This is partially offset by lower volumes of approximately 60 MMcfe/d in the third quarter and 35 MMcfe/d in the nine months of 2010 due to net divestitures.

•
Third quarter 2010 production volumes decreased 90 MMcfe/d from the second quarter of 2010 mainly due to natural declines, divestitures and planned compressor station maintenance, partially offset by bringing on production in Haynesville.

•	Average production for the USA Division is forecasted to be 1,915 MMcfe/d for the current year, with 1,795 MMcfe/d expected from key resource plays.
Capital Investment
Capital investment of $1,749 million in the nine months ended September 30, 2010 was focused on Haynesville as well as other USA Division key resource plays. Encana plans to drill a total of 365 wells in 2010 in relation to USA Division key resource plays.
Canada — Other
Canada – Other is comprised of Upstream results formerly from Canadian Plains and Integrated Oil – Canada which were transferred to Cenovus as part of the November 30, 2009 Split Transaction. Under full cost accounting rules, the historical results are presented in continuing operations.

	Three months ended September 30			Nine months ended September 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Revenues, Net of Royalties and excluding Hedging	$—	$—	$945	$—	$—	$2,532
Realized Financial Hedging Gain	—	—	307	—	—	851
Expenses
Production and mineral taxes	—	—	10	—	—	31
Transportation and selling	—	—	176	—	—	467
Operating	—	—	163	—	—	477
Purchased product	—	—	(41)	—	—	(72)

Operating Cash Flow	$—	$—	$944	$—	$—	$2,480

22 Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Market Optimization

	Three months ended September 30			Nine months ended September 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Revenues	$205	$191	$381	$603	$665	$1,239
Expenses
Operating	11	7	11	25	16	26
Purchased product	189	179	363	560	635	1,192

Operating Cash Flow	5	5	7	18	14	21
DD&A	2	3	6	8	8	15

Segment Income	$3	$2	$1	$10	$6	$6

Market Optimization revenues and purchased product expenses relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification that enhance the sale of Encana’s production.
Revenues and purchased product expenses decreased in the nine months of 2010 compared to the same period of 2009 pro forma mainly due to lower volumes required for Market Optimization partially offset by increased prices.
Corporate and Other
Segment Income

	Three months ended September 30			Nine months ended September 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Revenues	$500	$(1,034)	$(1,372)	$1,386	$(1,851)	$(2,352)
Expenses
Operating	10	7	11	4	17	40
DD&A	27	16	27	59	50	82

Segment Income	$463	$(1,057)	$(1,410)	$1,323	$(1,918)	$(2,474)

Revenues primarily represent unrealized hedging gains or losses related to financial natural gas and liquids hedge contracts. Operating expenses in the nine months of 2010 primarily relate to unrealized hedging losses on long-term power purchase contracts. DD&A includes corporate assets, such as computer equipment, office furniture and leasehold improvements.

Encana Corporation	23 Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Summary of Unrealized Hedging Gains (Losses)

	Three months ended September 30			Nine months ended September 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Revenues
Natural Gas	$487	$(1,038)	$(1,391)	$1,306	$(1,857)	$(2,332)
Crude Oil	11	3	18	41	4	(22)

	498	(1,035)	(1,373)	1,347	(1,853)	(2,354)
Expenses	7	7	11	4	14	37

	491	(1,042)	(1,384)	1,343	(1,867)	(2,391)
Income Tax Expense (Recovery)	160	(357)	(453)	440	(650)	(799)

Unrealized Hedging Gains (Loss), after tax	$331	$(685)	$(931)	$903	$(1,217)	$(1,592)

Commodity price volatility impacts Cash Flow. As a means of managing this commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. The financial hedge agreements were recorded at the date of the financial statements based on the fair value of the contracts. Changes in the fair value result in a gain or loss reflected in Corporate revenues and are the result of volatility between periods in the forward curves of commodity prices and changes in the balance of unsettled contracts. Further information regarding financial instrument agreements can be found in Note 14 to the Interim Consolidated Financial Statements.
Expenses

	Three months ended September 30			Nine months ended September 30
		Pro Forma(1)	Consolidated		Pro Forma(1)	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Administrative	$72	$113	$139	$261	$263	$332
Interest, net	119	97	111	380	245	252
Accretion of asset retirement obligation	12	9	20	35	27	55
Foreign exchange (gain) loss, net	(154)	(233)	(114)	(32)	(313)	(117)
(Gain) loss on divestitures	(1)	(1)	(1)	(1)	1	1

Total Corporate Expenses	$48	$(15)	$155	$643	$223	$523

(1)	Pro Forma expenses exclude the costs related to the assets transferred to Cenovus and reflect adjustments for compensation and transaction costs.
Three months ended September 30, 2010 versus 2009

Total Corporate expenses of $48 million increased $63 million from pro forma 2009 as a result of lower foreign exchange gains and higher interest expense, partially offset by lower administrative expenses. In the three months ended September 30, 2010:
•
Foreign exchange gains were $154 million compared to $233 million in 2009. These gains primarily result from the revaluation of long-term debt due to fluctuation of the U.S./Canadian dollar exchange rate.

•	Interest expense increased primarily due to a lower debt carrying value used to determine pro forma interest for 2009.
•	Administrative expenses were lower primarily due to a one time charge for settlement of a lawsuit in 2009 and lower long-term compensation costs as a result of the change in the Encana share price.
Total Corporate expenses decreased $107 million from consolidated 2009 primarily due to the factors described above and inclusion of the Cenovus results in the 2009 consolidated comparatives.

24 Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Nine months ended September 30, 2010 versus 2009
Total Corporate expenses of $643 million increased $420 million from pro forma 2009 as a result of lower foreign exchange gains and higher interest expense, partially offset by lower administrative expenses. In the nine months ended September 30, 2010:
•
Foreign exchange gains were $32 million compared to $313 million in 2009. These gains primarily result from the revaluation of long-term debt due to fluctuation of the U.S./Canadian dollar exchange rate. The 2009 foreign exchange gain is net of losses arising from transaction settlements and unrealized foreign exchange losses on monetary assets and liabilities.

•	Interest expense increased primarily due to a lower debt carrying value used to determine pro forma interest for 2009.
•
Administrative expenses were relatively unchanged primarily due to a one time charge for settlement of a lawsuit in 2009 and lower long-term compensation costs being almost completely offset by 2010 transition costs and a higher 2010 U.S./Canadian dollar exchange rate.

Total Corporate expenses increased $120 million from consolidated 2009 primarily due to the factors described above and inclusion of the Cenovus results in the 2009 consolidated comparatives.
Income Tax

	Three months ended September 30			Nine months ended September 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Current Income Tax	$(96)	$138	$323	$(188)	$340	$890
Future Income Tax	367	(187)	(306)	869	(159)	(518)

Total Income Tax	$271	$(49)	$17	$681	$181	$372

In the nine months ended September 30, 2010 compared to pro forma 2009:
•
Current income tax, a recovery of $188 million, decreased $528 million due to lower cash flow resulting primarily from lower realized hedging gains, partially offset by increased commodity prices and production volumes.

•
Total income tax expense of $681 million increased $500 million due to higher earnings before tax primarily resulting from the combined impact of realized and unrealized hedging gains and increased commodity prices and production volumes.

In the nine months ended September 30, 2010 compared to consolidated 2009, total income tax expense increased $309 million from consolidated 2009 primarily due to the factors described above and inclusion of the Cenovus results in the 2009 consolidated comparatives.
For the nine months ended September 30, Encana’s effective tax rate was approximately 31 percent for 2010, 26 percent for pro forma 2009 and 23 percent for consolidated 2009. The effective tax rate in any period is a function of the relationship between total tax (current and future) and the amount of net earnings before income taxes expected for the year. The effective tax rate differs from the statutory tax rate as it takes into consideration permanent differences, adjustments to estimates, changes to tax rates and other tax legislation in each jurisdiction. Permanent differences are comprised of a variety of items, including:
•	The non-taxable portion of Canadian capital gains or losses;
•	International financing; and
•	Foreign exchange (gains) losses not included in net earnings.

Encana Corporation	25 Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are usually tax matters under review. The Company believes that the provision for taxes is adequate.
Depreciation, Depletion and Amortization

	Three months ended September 30			Nine months ended September 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Canada	$318	$275	$537	$918	$836	$1,544
USA	463	373	373	1,439	1,168	1,168
Market Optimization	2	3	6	8	8	15
Corporate & Other	27	16	27	59	50	82

Total DD&A	$810	$667	$943	$2,424	$2,062	$2,809

Encana uses full cost accounting for oil and gas activities and calculates DD&A on a country-by-country cost centre basis.
Three and nine months ended September 30, 2010 versus 2009
Total DD&A of $810 million in the third quarter of 2010 and $2,424 million in the nine months of 2010 increased $143 million and $362 million, respectively, compared to the same period of 2009 on a pro forma basis. The increases were the result of increased production volumes, a higher depletion rate and a higher U.S./Canadian dollar exchange rate.
DD&A decreased $133 million in the third quarter of 2010 and $385 million in the nine months of 2010 compared to the consolidated 2009 results primarily due to the factors described above and the inclusion of Cenovus in the 2009 consolidated comparatives.
Discontinued Operations
Encana has rationalized its operations to focus on upstream natural gas exploration and production activities in North America. Former U.S. Downstream Refining operations, which were transferred to Cenovus as a result of the November 30, 2009 Split Transaction, are reported as discontinued operations. Net earnings from discontinued operations in the third quarter of 2009 was a loss of $14 million and a loss of $15 million in the nine months of 2009.

26 Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Liquidity and Capital Resources

	Three months ended September 30		Nine months ended September 30
($ millions)	2010	2009	2010	2009

Net Cash From (Used In)
Operating activities	$1,325	$2,650	$1,446	$6,402
Investing activities	(1,068)	(3,860)	(3,181)	(6,961)
Financing activities	(347)	2,194	(1,137)	1,445
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	6	6	(6)	11

Increase (Decrease) in Cash and Cash Equivalents	$(84)	$990	$(2,878)	$897

Pro Forma Net Cash from Operating Activities		$1,415		$3,980

Operating Activities
In the third quarter of 2010, net cash from operating activities of $1,325 million decreased $90 million from $1,415 million pro forma 2009. In the nine months of 2010, net cash from operating activities of $1,446 million decreased $2,534 million from $3,980 million pro forma 2009. This decrease is a result of items discussed in the Cash Flow section of this MD&A, as well as the change in non-cash working capital. The net change in non-cash working capital of ($1,991) million for the nine months of 2010 reflects a one time $1,775 million tax payment which included the incremental tax accrued in 2009 related to the wind-up of the Canadian oil and gas partnership, which resulted from the Split Transaction.
Excluding the impact of current risk management assets and liabilities, the Company had a working capital surplus of $642 million at September 30, 2010 compared to a surplus of $1,348 million at December 31, 2009. Encana expects that it will continue to meet the payment terms of its suppliers.
Investing Activities
In the nine months of 2010, net cash used for investing activities decreased $3,780 million compared to consolidated 2009. The 2009 investing activities included $1,418 million of capital expenditures related to Cenovus operations and $3,619 million of restricted cash held in escrow pending release to Cenovus upon completion of the Split Transaction and satisfaction of the escrow conditions. The cash held in escrow was related to the issuance of $3,468 million of Cenovus notes included in consolidated 2009 financing activities.
In the nine months of 2010, capital investment for the Canadian and USA Divisions increased $711 million and divestitures decreased $453 million compared to 2009. Reasons for these changes are discussed under the Net Capital Investment and Divisional Results sections of this MD&A.
Financing Activities
Credit Facilities and Shelf Prospectuses
The repayment of long-term debt in the nine months of 2010 was $200 million compared to a net repayment of $1,145 million for the same period in 2009. Encana’s total long-term debt, including current portion was $7,586 million at September 30, 2010 compared to $7,768 at December 31, 2009.
Encana maintains two committed bank credit facilities and a Canadian and a U.S. dollar shelf prospectus.

Encana Corporation	27 Management’s Discussion and Analysis(prepared in US$)

Third quarter report
for the period ended September 30, 2010
As at September 30, 2010, Encana had available unused committed bank credit facilities in the amount of $4.9 billion.
•	Encana has in place a revolving bank credit facility for C$4.5 billion ($4.3 billion) that remains committed through October 2012.
•	One of Encana’s U.S. subsidiaries has in place a revolving bank credit facility for $565 million that remains committed through February 2013.
As at September 30, 2010, Encana had available unused capacity under shelf prospectuses for up to $6.0 billion.
•
Encana has in place a shelf prospectus whereby it may issue from time to time up to C$2.0 billion, or the equivalent in foreign currencies, of debt securities in Canada. At September 30, 2010, C$2.0 billion ($2.0 billion) of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2011.

•
On April 1, 2010, Encana renewed a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the United States. At September 30, 2010, $4.0 billion of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in May 2012.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements and indentures.
Normal Course Issuer Bid (“NCIB”)
Encana has obtained regulatory approval under Canadian securities laws to purchase up to approximately 37.5 million Common Shares under a NCIB, which commenced on December 14, 2009 and expires on December 13, 2010. To September 30, 2010, the Company purchased 15.4 million Common Shares at an average price of approximately $32.42 under the current NCIB for total consideration of approximately $499 million. During 2009, under the current NCIB and prior NCIB, Encana did not purchase any of its Common Shares. Shareholders may obtain a copy of the Company’s Notice of Intention to make a Normal Course Issuer Bid by contacting investor.relations@encana.com.
Dividends
Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments were $147 million ($0.20 per share) for the third quarter of 2010 and $443 million ($0.60 per share) for the nine months ended September 30, 2010.
Financial Metrics
Debt to Capitalization and Debt to Adjusted EBITDA are two ratios Management uses as measures of the Company’s overall financial strength to steward the Company’s overall debt position. Encana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times.

		December 31, 2009
	September 30, 2010	Pro Forma	Consolidated

Debt to Capitalization (1,2)	30%	32%	32%
Debt to Adjusted EBITDA (1,2,3)	1.3x	2.1x	1.3x

(1)	Debt is defined as Long-Term Debt including current portion.

(2)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

(3)	Calculated on a trailing 12-month basis. September 30, 2010 debt to adjusted EBITDA is on a pro forma basis.

28 Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Risk Management
Encana’s business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that are categorized as follows:
•	financial risks;
•	operational risks; and
•	safety, environmental and regulatory risks.
Financial Risks
Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. All financial derivative agreements are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings. Financial risks include market pricing of natural gas, credit and liquidity.
To partially mitigate the natural gas commodity price risk, the Company enters into swaps, which fix NYMEX prices. To help protect against varying natural gas price differentials in various production areas, Encana has entered into swaps to manage the price differentials between these production areas and various sales points.
Counterparty and credit risks are regularly and proactively managed. A substantial portion of Encana’s accounts receivable is with customers in the oil and gas industry. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality and transactions that are fully collateralized.
The Company manages liquidity risk through cash and debt management programs, including maintaining a strong balance sheet and significant unused credit facilities. The Company also has access to a wide range of funding alternatives at competitive rates, including commercial paper, capital market debt and bank loans. Encana closely monitors the Company’s ability to access cost effective credit and ensures that sufficient cash resources are in place to fund capital expenditures and dividend payments.
Operational Risks
The Company’s ability to operate, generate cash flows, complete projects, and value reserves is dependent on financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control, which include: general business and market conditions; economic recessions and financial market turmoil; the ability to secure and maintain cost effective financing for its commitments; environmental and regulatory matters; unexpected cost increases; royalties; taxes; the availability of drilling and other equipment; the ability to access lands; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; technology failures; accidents; the availability of skilled labour; and reservoir quality. To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk and engineering risk. When making operating and investing decisions, Encana’s business model allows flexibility in capital allocation to optimize investments focused on project returns, long-term value creation, and risk mitigation. Encana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program.
Safety, Environmental and Regulatory Risks
The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas and liquids and the operation of midstream facilities. The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including regulators. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies,

Encana Corporation	29 Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
assesses and controls safety, security and environmental risk and requires regular reporting to Senior Management and the Board of Directors. The Corporate Responsibility, Environment, Health & Safety Committee of Encana’s Board of Directors provides recommended environmental policies for approval by Encana’s Board of Directors and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.
Refer to the December 31, 2009 MD&A for a comprehensive discussion on Risk Management.
Accounting Policies and Estimates
New Accounting Standards Adopted
On January 1, 2010, Encana adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook sections:
•
“Business Combinations”, Section 1582, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings. The adoption of this standard will impact the accounting treatment of business combinations entered into after January 1, 2010.

•
“Consolidated Financial Statements”, Section 1601, which, together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard had no material impact on Encana’s Consolidated Financial Statements.

•
“Non-controlling Interests”, Section 1602, which establishes the accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard has had no material impact on Encana’s Consolidated Financial Statements.

The above CICA Handbook sections are converged with International Financial Reporting Standards (“IFRS”).  Encana will be required to report its results in accordance with IFRS beginning in 2011.
International Financial Reporting Standards (“IFRS”)
The Company is executing a changeover plan to complete the transition to IFRS by
January 1, 2011, including the preparation of 2010 required comparative information. Encana expects IFRS will not have a major impact on the Company’s operations or strategic decisions. The adoption of the IFRS upstream accounting principles continues to be the Company’s most significant area of impact, which is described further below. Encana is on schedule with its changeover plan.

30 Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Encana’s IFRS Changeover Plan
The key elements of the Company’s changeover plan include:
•	determine appropriate changes to accounting policies and required amendments to financial disclosures;
•	identify and implement changes in associated processes and information systems;
•	comply with internal control requirements;
•	communicate collateral impacts to internal business groups; and
•	educate and train internal and external stakeholders.
As of September 30, 2010, Encana continues to make significant progress on its changeover plan. The Company has analyzed accounting policy alternatives and drafted its IFRS accounting policies. Process and system changes have been implemented for significant areas of impact, while adhering to internal control requirements. Information system changes have been tested and implemented to capture the required 2010 IFRS comparative data. IFRS education and training sessions have been held with internal stakeholders and these sessions will continue through the remainder of 2010.
Encana has completed its January 1, 2010 IFRS opening balance sheet based on its draft accounting policies. In addition, the Company is analyzing the IFRS adjustments up to June 30, 2010. Encana’s external auditors have carried out certain initial audit procedures on the IFRS opening balance sheet impacts and have started reviewing the IFRS impacts up to June 30, 2010.
Encana will continue to update its IFRS changeover plan to reflect new and amended accounting standards issued by the International Accounting Standards Board.
Expected Accounting Policy Impacts
Encana’s significant areas of impact remain unchanged and include property, plant and equipment (“PP&E”), asset retirement obligation (“ARO”), impairment testing, stock-based compensation and income taxes. The following discussion provides an overview of these areas, as well as the exemptions available under IFRS 1, First-time Adoption of International Financial Reporting Standards. In general, IFRS 1 requires first time adopters to retrospectively apply IFRS, although it does provide optional and mandatory exemptions to these requirements.
The January 1, 2010 opening balance sheet expected impacts discussed below result from Encana’s draft policies based on International standards which are currently issued and are expected to be in place for Encana’s first annual reporting period of December 31, 2011. The IFRS opening balance sheet impacts have had no effect on the Company’s January 1, 2010 debt to capitalization ratio of 32 percent.
Property, Plant and Equipment
Under Canadian GAAP, Encana follows the CICA’s guideline on full cost accounting in which all costs directly associated with the acquisition of, the exploration for, and the development of natural gas and crude oil reserves are capitalized on a country-by-country cost centre basis. Costs accumulated within each country cost centre are depleted using the unit-of-production method based on proved reserves determined using estimated future prices and costs. Upon transition to IFRS, Encana will be required to adopt new accounting policies for upstream activities, including pre-exploration costs, exploration and evaluation costs and development costs.
Pre-exploration costs are those expenditures incurred prior to obtaining the legal right to explore and must be expensed under IFRS. Currently, Encana capitalizes and depletes pre-exploration costs within the country cost centre. In 2009, these costs were not material to Encana.
Exploration and evaluation costs are those expenditures for an area or project for which technical feasibility and commercial viability have not yet been determined. Under IFRS, Encana will initially capitalize these costs as Exploration and Evaluation assets on the balance sheet. When the area or project is determined to be technically

Encana Corporation	31 Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
feasible and commercially viable, the costs will be transferred to PP&E. Unrecoverable exploration and evaluation costs associated with an area or project will be expensed.
Development costs include those expenditures for areas or projects where technical feasibility and commercial viability have been determined. Under IFRS, Encana will continue to capitalize these costs within PP&E on the balance sheet. However, the costs will be depleted on a unit-of-production basis over an area level (unit of account) instead of the country cost centre level currently utilized under Canadian GAAP. Encana has drafted the areas and the inputs to be utilized in the unit-of-production depletion calculation.
Under IFRS, upstream divestitures will generally result in a gain or loss recognized in net earnings. Under Canadian GAAP, proceeds from divestitures are normally deducted from the full cost pool without recognition of a gain or loss unless the deduction would result in a change to the depletion rate of 20 percent or greater, in which case a gain or loss is recorded.
Encana will adopt the IFRS 1 exemption, which allows the Company to deem its January 1, 2010 IFRS upstream asset costs to be equal to its Canadian GAAP historical upstream net book value. On January 1, 2010, the IFRS exploration and evaluation assets will be approximately $1.9 billion, which is equal to the Canadian GAAP unproved properties balance. The IFRS development costs will be equal to the full cost pool balance. Encana allocated this upstream full cost pool over proved reserves to establish the area level depletion units.
Asset Retirement Obligation
Under Canadian GAAP, ARO is measured as the estimated fair value of the retirement and decommissioning expenditures expected to be incurred. Existing liabilities are not re-measured using current discount rates. Under IFRS, ARO is measured as the best estimate of the expenditure to be incurred and requires the use of current discount rates at each re-measurement date. Generally, the change in discount rates results in a balance being added to or deducted from PP&E.
As a result of Encana’s use of the IFRS 1 upstream asset exemption, the Company is required to revalue its January 1, 2010 ARO balance recognizing the adjustment in retained earnings. Encana expects to recognize an increase in the obligation of less than $50 million with a corresponding reduction to retained earnings on the IFRS opening balance sheet.
Impairment
Under Canadian GAAP, Encana is required to recognize an upstream impairment loss if the carrying amount exceeds the undiscounted cash flows from proved reserves for a country cost centre. If an impairment loss is to be recognized, it is then measured at the amount the carrying value exceeds the sum of the fair value of the proved and probable reserves and the costs of unproved properties. Impairments recognized under Canadian GAAP are not reversed.
Under IFRS, Encana is required to recognize and measure an upstream impairment loss if the carrying value exceeds the recoverable amount for a cash-generating unit. Under IFRS, the recoverable amount is the higher of fair value less cost to sell and value in use. Impairment losses, other than goodwill, are reversed under IFRS when there is an increase in the recoverable amount. Encana will group its upstream assets into cash-generating units based on the independence of cash inflows from other assets or other groups of assets. Encana does not expect to recognize an asset impairment on the IFRS opening balance sheet.
Stock-Based Compensation
Share units issued under Encana’s stock-based compensation plans that are accounted for using the intrinsic value method under Canadian GAAP will be required to be fair valued under IFRS. The intrinsic value of a share unit is the amount by which Encana’s stock price exceeds the exercise price of a share unit. The fair value of a share unit is determined utilizing a model, such as the Black-Scholes-Merton model. Encana will use the IFRS 1 exemption under which share units that were vested prior to January 1, 2010 are not required to be retrospectively restated. Encana expects to recognize an increase in the stock-based compensation liability of less than $50 million with a corresponding reduction to retained earnings on the IFRS opening balance sheet.

32 Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Income Taxes
In transitioning to IFRS, the Company’s deferred tax liability will be impacted by the tax effects resulting from the IFRS changes discussed in this section of the MD&A. Encana expects to recognize a decrease in the deferred tax liability of less than $50 million with a corresponding increase to retained earnings on the IFRS opening balance sheet.
Other IFRS 1 Considerations
As permitted by IFRS 1, Encana’s foreign currency translation adjustment, currently the only balance in Encana’s Accumulated Other Comprehensive Income, will be deemed to be zero and the balance of $755 million will be reclassified to retained earnings on January 1, 2010. There is no impact to Encana’s shareholders’ equity as a result of this reclassification. Retrospective restatement of foreign currency translation adjustments under IFRS principles will not be performed.
Business combinations and joint ventures entered into prior to January 1, 2010 will not be retrospectively restated using IFRS principles.
With respect to employee benefit plans, cumulative unamortized actuarial gains and losses will be charged to retained earnings on January 1, 2010. As such, they will not be retrospectively restated using IFRS principles. Encana expects to recognize an increase in the pension liability of less than $100 million with a corresponding reduction to retained earnings on the IFRS opening balance sheet.
Critical Accounting Policies and Estimates
Refer to the December 31, 2009 MD&A for a comprehensive discussion of the Critical Accounting Policies and Estimates.
Non-GAAP Measures
This MD&A contains certain non-GAAP measures commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and ability to generate funds to finance operations.
Cash Flow
Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations. Cash Flow is commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations.
Operating Earnings
Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings, or adjusted earnings, is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.
Operating Earnings is defined as Net Earnings excluding the after-tax gains/losses on discontinuance, after-tax effect of unrealized hedging gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, after-tax foreign exchange gains/losses on settlement of intercompany transactions, future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates.

Encana Corporation	33 Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Free Cash Flow
Free Cash Flow is a non-GAAP measure that Encana defines as Cash Flow in excess of Capital Investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing activities, dividends and/or other financing activities.
Capitalization and Debt to Capitalization
Capitalization is a non-GAAP measure defined as long-term debt including current portion plus shareholders’ equity. Debt to Capitalization is a non-GAAP measure of the Company’s overall financial strength used by Management to steward the Company’s overall debt position.
Adjusted EBITDA and Debt to Adjusted EBITDA
Trailing 12-month Adjusted EBITDA is a non-GAAP measure defined as Net Earnings from Continuing Operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation and DD&A. Debt to Adjusted EBITDA is also used by Management as a measure of the Company’s overall financial strength to steward the Company’s overall debt position.
Additional Reconciliations of Non-GAAP Measures
Reconciliation of Consolidated Cash Flow to Pro Forma Cash Flow

	September 30, 2009
($ millions, except per share amounts)	Three months ended	Nine months ended

Cash Flow	$2,079	$6,176
Less: Cenovus Carve-out (1)	841	2,247
Add/(Deduct) Pro Forma adjustments	36	162

Pro Forma Cash Flow	$1,274	$4,091

Per share amounts
Consolidated Cash Flow — Basic	$2.77	$8.22
— Diluted	$2.77	$8.22

Pro Forma Cash Flow — Basic	$1.70	$5.44
— Diluted	$1.70	$5.44

(1)	Cenovus Energy was spun-off on November 30, 2009. Consolidated results prior to the spin-off include Cenovus.
Reconciliation of Consolidated Operating Earnings to Pro Forma Operating Earnings

	September 30, 2009
($ millions, except per share amounts)	Three months ended	Nine months ended

Operating Earnings	$775	$2,640
Less: Cenovus Carve-out (1)	382	1,160
Add/(Deduct) Pro Forma adjustments	(15)	(86)

Pro Forma Operating Earnings	$378	$1,394

Per share amounts
Consolidated Operating Earnings — Diluted	$1.03	$3.51
Pro Forma Operating Earnings — Diluted	$0.50	$1.86

(1)	Cenovus Energy was spun-off on November 30, 2009. Consolidated results prior to the spin-off include Cenovus.

34 Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Reconciliation of Consolidated Net Earnings to Pro Forma Net Earnings

	September 30, 2009
($ millions, except per share amounts)	Three months ended	Nine months ended

Net Earnings	$25	$1,226
Less: Cenovus Carve-out (1)	63	624
Add/(Deduct) Pro Forma adjustments	(15)	(86)

Pro Forma Net Earnings	$(53)	$516

Per share amounts
Consolidated Net Earnings — Basic	$0.03	$1.63
— Diluted	$0.03	$1.63

Pro Forma Net Earnings — Basic	$(0.07)	$0.69
— Diluted	$(0.07)	$0.69

(1)	Cenovus Energy was spun-off on November 30, 2009. Consolidated results prior to the spin-off include Cenovus.
Advisory
Forward-Looking Statements
In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: projection to double the Company’s production on a per share basis over the next five years; projected natural gas production level and growth for 2010; projected number of wells to be drilled, including their locations, for 2010; projected daily production by Divisions and from certain key resource plays; ability of the Company to achieve its Corporate Guidance for 2010; projections relating to the adequacy of the Company’s provision for taxes; projections with respect to natural gas production from unconventional resource plays; the Company’s projected capital investment levels for 2010, the flexibility of capital spending plans and the source of funding therefor; the effect of the Company’s risk management program, including the impact of derivative financial instruments; the impact of the changes and proposed changes in laws and regulations, including greenhouse gas, carbon and climate change initiatives on the Company’s operations and operating costs; projections that the Company’s Bankers’ Acceptances and Commercial Paper Program will continue to be fully supported by committed credit facilities and term loan facilities and the ability of the Company to maintain its investment grade credit ratings; the Company’s continued compliance with financial covenants under its credit facilities; the Company’s ability to pay its creditors, suppliers, commitments and fund its 2010 capital program and pay dividends to shareholders; the effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s expectations for future Debt to Capitalization and Debt to Adjusted EBITDA ratios; the expected impact and timing of various accounting pronouncements, rule changes and standards, including IFRS, on the Company and its Consolidated Financial Statements; and projections that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied

Encana Corporation	35 Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of and assumptions regarding commodity prices; assumptions based upon Encana’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; the Company’s and its subsidiaries’ ability to replace and expand gas reserves; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s and its subsidiaries’ ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company and its subsidiaries operate; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Forward-looking statements with respect to anticipated production, reserves and production growth, including over the next five years, are based upon numerous facts and assumptions which are discussed in further detail in this document, including a projected capital program averaging approximately $6 billion per year for 2011 to 2014, achieving an average drilling rate of approximately 2,500 net wells per year for 2011 to 2014, Encana’s current net drilling location inventory, natural gas price expectations over the next few years, production expectations made in light of advancements in horizontal drilling, multi-stage fracture stimulation and multi-well pad drilling, the current and expected productive characteristics of various existing resource plays, Encana’s estimates of proved, probable and possible reserves and economic contingent resources, expectations for rates of return which may be available at various prices for natural gas and current and expected cost trends. Furthermore, the forward-looking statements contained in this document are made as of the date of this document, and except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.
Forward-looking information respecting anticipated 2010 cash flow, operating cash flow and pre-tax cash flow for Encana is based upon achieving average production of oil and gas for 2010 of approximately 3.315 billion cubic feet equivalent (“Bcfe”) per day (“Bcfe/d”), commodity prices for natural gas of NYMEX $5.00/Mcf, crude oil (WTI) $75.00/bbl, U.S./Canadian dollar foreign exchange rate of $0.94 and a weighted average number of outstanding shares for Encana of approximately 740 million. Assumptions relating to forward-looking statements generally include Encana’s current expectations and projections made by the Company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.
Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated October 20, 2010, which is available on Encana’s website at www.encana.com and on SEDAR at www.sedar.com.

36 Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Oil and Gas Information
Encana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Encana by Canadian securities regulatory authorities that permits it to provide certain of such disclosure in accordance with the relevant legal requirements of the U.S. SEC. Some of the information provided by Encana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under NI 51-101. Information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Encana’s Annual Information Form.
Natural Gas, Crude Oil and Natural Gas Liquids (“NGLs”) Conversions
In this document, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
Resource Play
Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play typically has a lower geological and/or commercial development risk and lower average decline rate.
Currency, Pro Forma Information, Non-GAAP Measures and References to Encana
All information included in this document and the Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis unless otherwise noted.
Pro Forma Information
On November 30, 2009, Encana completed a major corporate reorganization – a Split Transaction that resulted in the Company’s transition into a pure-play natural gas company and the spin off of its Integrated Oil and Canadian Plains assets into Cenovus Energy Inc., an independent, publicly-traded energy company. Encana’s consolidated results include the financial and operating performance of the Cenovus assets for the first 11 months of 2009. To give investors a clear understanding of post-split Encana, 2009 financial and operating results in this document highlight Encana’s results on a pro forma basis, which reflect the Company as if the Split Transaction had been completed for all of 2009 and the previous years presented. In this pro forma presentation, the results associated with the assets and operations transferred to Cenovus are eliminated from Encana’s consolidated results, and adjustments specific to the Split Transaction are reflected.
Non-GAAP Measures
Certain measures in this document do not have any standardized meaning as prescribed by Canadian GAAP such as Cash Flow, Cash Flow per share – diluted, Free Cash Flow, Operating Earnings, Operating Earnings per share – diluted, Adjusted EBITDA, Debt and Capitalization and, therefore, are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Management’s use of these measures has been disclosed further in this document as these measures are discussed and presented.
References to Encana
For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.
Additional Information
Further information regarding Encana Corporation, including its Annual Information Form, can be accessed under the Company’s public filings found at www.sedar.com and on the Company’s website at www.encana.com.

Encana Corporation	37 Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Consolidated Statement of Earnings (unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
($ millions, except per share amounts)		2010	2009	2010	2009

Revenues, Net of Royalties	(Note 3)	$2,425	$2,271	$7,439	$8,402

Expenses	(Note 3)
Production and mineral taxes		49	29	170	122
Transportation and selling		217	355	642	969
Operating		272	411	778	1,246
Purchased product		189	322	560	1,120
Depreciation, depletion and amortization		810	943	2,424	2,809
Administrative		72	139	261	332
Interest, net	(Note 6)	119	111	380	252
Accretion of asset retirement obligation	(Note 10)	12	20	35	55
Foreign exchange (gain) loss, net	(Note 7)	(154)	(114)	(32)	(117)
(Gain) loss on divestitures		(1)	(1)	(1)	1

		1,585	2,215	5,217	6,789

Net Earnings Before Income Tax		840	56	2,222	1,613
Income tax expense	(Note 8)	271	17	681	372

Net Earnings From Continuing Operations		569	39	1,541	1,241
Net Earnings (Loss) From Discontinued Operations	(Note 4)	—	(14)	—	(15)

Net Earnings		$569	$25	$1,541	$1,226

Net Earnings From Continuing Operations per Common Share	(Note 12)
Basic		$0.77	$0.05	$2.08	$1.65
Diluted		$0.77	$0.05	$2.08	$1.65

Net Earnings per Common Share	(Note 12)
Basic		$0.77	$0.03	$2.08	$1.63
Diluted		$0.77	$0.03	$2.08	$1.63
Consolidated Statement of Comprehensive Income (unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ millions)	2010	2009	2010	2009

Net Earnings	$569	$25	$1,541	$1,226
Other Comprehensive Income, Net of Tax
Foreign Currency Translation Adjustment	148	985	130	1,630

Comprehensive Income	$717	$1,010	$1,671	$2,856

See accompanying Notes to Consolidated Financial Statements.

38

Encana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Consolidated Balance Sheet (unaudited)

		As at	As at
		September 30,	December 31,
($ millions)		2010	2009

Assets
Current Assets
Cash and cash equivalents		$1,397	$4,275
Accounts receivable and accrued revenues		1,012	1,180
Risk management	(Note 14)	993	328
Income tax receivable		369	—
Inventories		6	12

		3,777	5,795
Property, Plant and Equipment, net	(Note 3)	27,368	26,173
Investments and Other Assets		259	164
Risk Management	(Note 14)	692	32
Goodwill		1,683	1,663

	(Note 3)	$33,779	$33,827

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		$2,142	$2,143
Income tax payable		—	1,776
Risk management	(Note 14)	95	126
Current portion of long-term debt	(Note 9)	—	200

		2,237	4,245
Long-Term Debt	(Note 9)	7,586	7,568
Other Liabilities	(Note 3)	1,544	1,185
Risk Management	(Note 14)	14	42
Asset Retirement Obligation	(Note 10)	771	787
Future Income Taxes		4,277	3,386

		16,429	17,213

Shareholders’ Equity
Share capital	(Note 12)	2,319	2,360
Paid in surplus	(Note 12)	—	6
Retained earnings		14,146	13,493
Accumulated other comprehensive income		885	755

Total Shareholders’ Equity		17,350	16,614

		$33,779	$33,827

See accompanying Notes to Consolidated Financial Statements.

39

Encana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Consolidated Statement of Shareholders’ Equity (unaudited)

		Nine Months Ended
		September 30,
($ millions)		2010	2009

Share Capital
Balance, Beginning of Year		$2,360	$4,557
Common Shares Issued under Option Plans	(Note 12)	5	4
Common Shares Issued from PSU Trust	(Note 12)	—	19
Stock-Based Compensation	(Note 12)	2	1
Common Shares Purchased	(Note 12)	(48)	—

Balance, End of Period		$2,319	$4,581

Paid in Surplus
Balance, Beginning of Year		$6	$—
Common Shares Issued from PSU Trust		—	6
Common Shares Purchased	(Note 12)	(6)	—

Balance, End of Period		$—	$6

Retained Earnings
Balance, Beginning of Year		$13,493	$17,584
Net Earnings		1,541	1,226
Dividends on Common Shares		(443)	(901)
Charges for Normal Course Issuer Bid	(Note 12)	(445)	—

Balance, End of Period		$14,146	$17,909

Accumulated Other Comprehensive Income
Balance, Beginning of Year		$755	$833
Foreign Currency Translation Adjustment		130	1,630

Balance, End of Period		$885	$2,463

Total Shareholders’ Equity		$17,350	$24,959

See accompanying Notes to Consolidated Financial Statements.

40

Encana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Consolidated Statement of Cash Flows (unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
($ millions)		2010	2009	2010	2009

Operating Activities
Net earnings from continuing operations		$569	$39	$1,541	$1,241
Depreciation, depletion and amortization		810	943	2,424	2,809
Future income taxes	(Note 8)	367	(306)	869	(518)
Unrealized (gain) loss on risk management	(Note 14)	(491)	1,384	(1,343)	2,391
Unrealized foreign exchange (gain) loss		(160)	(100)	(87)	(149)
Accretion of asset retirement obligation	(Note 10)	12	20	35	55
(Gain) loss on divestitures		(1)	(1)	(1)	1
Other		26	53	84	184
Cash flow from discontinued operations		—	47	—	162
Net change in other assets and liabilities		(16)	10	(85)	36
Net change in non-cash working capital from continuing operations		209	278	(1,991)	(557)
Net change in non-cash working capital from discontinued operations		—	283	—	747

Cash From (Used in) Operating Activities		1,325	2,650	1,446	6,402

Investing Activities
Capital expenditures	(Note 3)	(1,416)	(1,017)	(3,687)	(3,454)
Proceeds from divestitures	(Note 5)	220	977	574	1,030
Corporate acquisition		—	—	—	(24)
Restricted cash	(Note 1)	—	(3,619)	—	(3,619)
Net change in investments and other		117	77	(100)	232
Net change in non-cash working capital from continuing operations		11	51	32	(216)
Discontinued operations		—	(329)	—	(910)

Cash From (Used in) Investing Activities		(1,068)	(3,860)	(3,181)	(6,961)

Financing Activities
Net issuance (repayment) of revolving long-term debt		—	(726)	—	(1,391)
Issuance of long-term debt		—	—	—	496
Issuance of Cenovus Notes	(Note 1)	—	3,468	—	3,468
Repayment of long-term debt		(200)	(250)	(200)	(250)
Issuance of common shares	(Note 12)	—	2	5	23
Purchase of common shares	(Note 12)	—	—	(499)	—
Dividends on common shares		(147)	(300)	(443)	(901)

Cash From (Used in) Financing Activities		(347)	2,194	(1,137)	1,445

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		6	6	(6)	11

Increase (Decrease) in Cash and Cash Equivalents		(84)	990	(2,878)	897
Cash and Cash Equivalents, Beginning of Period		1,481	261	4,275	354

Cash and Cash Equivalents, End of Period		$1,397	$1,251	$1,397	$1,251

Cash (Bank Overdraft), End of Period		$(22)	$57	$(22)	$57
Cash Equivalents, End of Period		1,419	1,194	1,419	1,194

Cash and Cash Equivalents, End of Period		$1,397	$1,251	$1,397	$1,251

See accompanying Notes to Consolidated Financial Statements.

41

Encana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. Basis of Presentation
The interim Consolidated Financial Statements include the accounts of Encana Corporation and its subsidiaries (“Encana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles (“GAAP”). Encana’s operations are in the business of the exploration for, the development of, and the production and marketing of natural gas and crude oil and natural gas liquids (“NGLs”).
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2009, except as noted below. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, the interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2009.
On November 30, 2009, Encana completed a corporate reorganization (the “Split Transaction”) to split into two independent publicly traded energy companies — Encana Corporation, a natural gas company, and Cenovus Energy Inc. (“Cenovus”), an integrated oil company.
In conjunction with the Split Transaction, on September 18, 2009, Cenovus completed a private offering of senior unsecured notes for net proceeds of $3,468 million. The net proceeds from the private offering, together with amounts on deposit, were held in escrow as restricted cash for the benefit of the note holders until the Split Transaction was completed.
Encana’s 2009 comparative results in the Consolidated Statement of Earnings and Consolidated Statement of Cash Flows include Cenovus’s upstream operations prior to the November 30, 2009 Split Transaction in continuing operations, while the U.S. Downstream Refining results are reported as discontinued operations.
2. Changes in Accounting Policies and Practices
On January 1, 2010, Encana adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook sections:
•
“Business Combinations”, Section 1582, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings. The adoption of this standard will impact the accounting treatment of future business combinations entered into after January 1, 2010.

•
“Consolidated Financial Statements”, Section 1601, which, together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard had no material impact on Encana’s Consolidated Financial Statements.

•
“Non-controlling Interests”, Section 1602, which establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard has had no material impact on Encana’s Consolidated Financial Statements.

The above CICA Handbook sections are converged with International Financial Reporting Standards (“IFRS”). Encana will be required to report its results in accordance with IFRS beginning in 2011. The Company is currently assessing the impact of the convergence of Canadian GAAP with IFRS on Encana’s financial results of operations, financial position and disclosures.

42

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Segmented Information
The Company’s operating and reportable segments are as follows:
•	Canada includes the Company’s exploration for, and development and production of natural gas, crude oil and NGLs and other related activities within the Canadian cost centre.
•	USA includes the Company’s exploration for, and development and production of natural gas, NGLs and other related activities within the U.S. cost centre.
•
Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canada and USA segments. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•
Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.
In conjunction with the Split Transaction, the assets formerly included in Encana’s Canadian Plains Division and Integrated Oil Division were transferred to Cenovus. As a result, the former Canadian Foothills Division is reported as the Canadian Division and the Canadian Plains Division and Integrated Oil — Canada are presented as Canada — Other. Prior periods have been restated to reflect this presentation.
Encana has a decentralized decision-making and reporting structure. Accordingly, the Company reports its divisional results as follows:
•
Canadian Division, formerly the Canadian Foothills Division, which includes natural gas development and production assets located in British Columbia and Alberta, as well as the Deep Panuke natural gas project offshore Nova Scotia. Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Cutbank Ridge on the Alberta and British Columbia border, including Montney; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane in southern Alberta.

•
USA Division, which includes the natural gas development and production assets located in the U.S. Five key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) East Texas in Texas; (iv) Haynesville in Louisiana and Texas; and (v) Fort Worth in Texas.

•	Canada — Other includes the combined results from the former Canadian Plains Division and Integrated Oil — Canada.
Operations that have been discontinued are disclosed in Note 4.

43

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Segmented Information (continued)
Results of Operations (For the three months ended September 30)
Segment and Geographic Information

	Canada		USA		Market Optimization
	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$692	$2,101	$1,028	$1,161	$205	$381
Expenses
Production and mineral taxes	3	12	46	17	—	—
Transportation and selling	52	216	165	139	—	—
Operating	131	289	120	100	11	11
Purchased product	—	(41)	—	—	189	363

	506	1,625	697	905	5	7
Depreciation, depletion and amortization	318	537	463	373	2	6

Segment Income (Loss)	$188	$1,088	$234	$532	$3	$1

	Corporate & Other		Consolidated
	2010	2009	2010	2009

Revenues, Net of Royalties	$500	$(1,372)	$2,425	$2,271
Expenses
Production and mineral taxes	—	—	49	29
Transportation and selling	—	—	217	355
Operating	10	11	272	411
Purchased product	—	—	189	322

	490	(1,383)	1,698	1,154
Depreciation, depletion and amortization	27	27	810	943

Segment Income (Loss)	$463	$(1,410)	888	211

Administrative			72	139
Interest, net			119	111
Accretion of asset retirement obligation			12	20
Foreign exchange (gain) loss, net			(154)	(114)
(Gain) loss on divestitures			(1)	(1)

			48	155

Net Earnings Before Income Tax			840	56
Income tax expense			271	17

Net Earnings from Continuing Operations			$569	$39

44

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Segmented Information (continued)
Results of Operations (For the three months ended September 30)
Product and Divisional Information

	Canada Segment
	Canadian Division		Canada - Other		Total
	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$692	$849	$—	$1,252	$692	$2,101
Expenses
Production and mineral taxes	3	2	—	10	3	12
Transportation and selling	52	40	—	176	52	216
Operating	131	126	—	163	131	289
Purchased product	—	—	—	(41)	—	(41)

Operating Cash Flow	$506	$681	$—	$944	$506	$1,625

			Canadian Division *
	Gas		Oil & NGLs		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$603	$761	$78	$77	$11	$11	$692	$849
Expenses
Production and mineral taxes	3	2	—	—	—	—	3	2
Transportation and selling	51	38	1	2	—	—	52	40
Operating	123	118	4	5	4	3	131	126

Operating Cash Flow	$426	$603	$73	$70	$7	$8	$506	$681

			USA Division
	Gas		Oil & NGLs		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$941	$1,084	$56	$53	$31	$24	$1,028	$1,161
Expenses
Production and mineral taxes	41	12	5	5	—	—	46	17
Transportation and selling	165	139	—	—	—	—	165	139
Operating	103	78	—	—	17	22	120	100

Operating Cash Flow	$632	$855	$51	$48	$14	$2	$697	$905

			Canada - Other **
	Gas		Oil & NGLs		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$—	$487	$—	$730	$—	$35	$—	$1,252
Expenses
Production and mineral taxes	—	3	—	6	—	1	—	10
Transportation and selling	—	10	—	158	—	8	—	176
Operating	—	56	—	100	—	7	—	163
Purchased product	—	—	—	—	—	(41)	—	(41)

Operating Cash Flow	$—	$418	$—	$466	$—	$60	$—	$944

*	Formerly known as the Canadian Foothills Division.

**	Includes the operations formerly known as the Canadian Plains Division and Integrated Oil - Canada.

45

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Segmented Information (continued)
Results of Operations (For the nine months ended September 30)
Segment and Geographic Information

	Canada		USA		Market Optimization
	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$2,136	$6,054	$3,314	$3,461	$603	$1,239
Expenses
Production and mineral taxes	8	44	162	78	—	—
Transportation and selling	145	582	497	387	—	—
Operating	399	866	350	314	25	26
Purchased product	—	(72)	—	—	560	1,192

	1,584	4,634	2,305	2,682	18	21
Depreciation, depletion and amortization	918	1,544	1,439	1,168	8	15

Segment Income (Loss)	$666	$3,090	$866	$1,514	$10	$6

	Corporate & Other		Consolidated
	2010	2009	2010	2009
Revenues, Net of Royalties	$1,386	$(2,352)	$7,439	$8,402
Expenses
Production and mineral taxes	—	—	170	122
Transportation and selling	—	—	642	969
Operating	4	40	778	1,246
Purchased product	—	—	560	1,120

	1,382	(2,392)	5,289	4,945
Depreciation, depletion and amortization	59	82	2,424	2,809

Segment Income (Loss)	$1,323	$(2,474)	2,865	2,136

Administrative			261	332
Interest, net			380	252
Accretion of asset retirement obligation			35	55
Foreign exchange (gain) loss, net			(32)	(117)
(Gain) loss on divestitures			(1)	1

			643	523

Net Earnings Before Income Tax			2,222	1,613
Income tax expense			681	372

Net Earnings from Continuing Operations			$1,541	$1,241

46

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Segmented Information (continued)
Results of Operations (For the nine months ended September 30)
Product and Divisional Information

	Canada Segment
	Canadian Division		Canada - Other		Total
	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$2,136	$2,671	$—	$3,383	$2,136	$6,054
Expenses
Production and mineral taxes	8	13	—	31	8	44
Transportation and selling	145	115	—	467	145	582
Operating	399	389	—	477	399	866
Purchased product	—	—	—	(72)	—	(72)

Operating Cash Flow	$1,584	$2,154	$—	$2,480	$1,584	$4,634

			Canadian Division *
	Gas		Oil & NGLs		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$1,859	$2,432	$238	$208	$39	$31	$2,136	$2,671
Expenses
Production and mineral taxes	7	11	1	2	—	—	8	13
Transportation and selling	143	109	2	6	—	—	145	115
Operating	376	362	12	17	11	10	399	389

Operating Cash Flow	$1,333	$1,950	$223	$183	$28	$21	$1,584	$2,154

			USA Division
	Gas		Oil & NGLs		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$3,036	$3,246	$182	$132	$96	$83	$3,314	$3,461
Expenses
Production and mineral taxes	145	66	17	12	—	—	162	78
Transportation and selling	497	387	—	—	—	—	497	387
Operating	293	237	—	—	57	77	350	314

Operating Cash Flow	$2,101	$2,556	$165	$120	$39	$6	$2,305	$2,682

			Canada - Other **
	Gas		Oil & NGLs		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$—	$1,483	$—	$1,763	$—	$137	$—	$3,383
Expenses
Production and mineral taxes	—	11	—	19	—	1	—	31
Transportation and selling	—	31	—	418	—	18	—	467
Operating	—	158	—	284	—	35	—	477
Purchased product	—	—	—	—	—	(72)	—	(72)

Operating Cash Flow	$—	$1,283	$—	$1,042	$—	$155	$—	$2,480

*	Formerly known as the Canadian Foothills Division.

**	Includes the operations formerly known as the Canadian Plains Division and Integrated Oil - Canada.

47

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Segmented Information (continued)
Capital Expenditures (Continuing Operations)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Capital
Canadian Division	$529	$432	$1,562	$1,294
Canada — Other	—	206	—	714

Canada	529	638	1,562	2,008
USA	681	358	1,749	1,306
Market Optimization	—	1	1	(2)
Corporate & Other	17	5	34	38

	1,227	1,002	3,346	3,350

Acquisition Capital
Canada	175	8	234	83
USA	14	7	107	21

	189	15	341	104

Total	$1,416	$1,017	$3,687	$3,454

Property, Plant and Equipment and Total Assets by Segment

	Property, Plant and Equipment		Total Assets
	As at		As at
	September 30,	December 31,	September 30,	December 31,
	2010	2009	2010	2009

Canada	$12,085	$11,162	$13,677	$12,748
USA	13,929	13,929	15,078	14,962
Market Optimization	119	124	170	303
Corporate & Other	1,235	958	4,854	5,814

Total	$27,368	$26,173	$33,779	$33,827

In January 2008, Encana signed the contract for the design and construction of the Production Field Centre (“PFC”) for the Deep Panuke project. As at September 30, 2010, Canada Property, Plant, and Equipment and Total Assets includes Encana’s accrual to date of $508 million ($427 million at December 31, 2009) related to this offshore facility as an asset under construction.
In February 2007, Encana announced that it had entered into a 25 year lease agreement with a third party developer for The Bow office project. As at September 30, 2010, Corporate and Other Property, Plant and Equipment and Total Assets includes Encana’s accrual to date of $926 million ($649 million at December 31, 2009) related to this office project as an asset under construction.
Corresponding liabilities for these projects are included in Other Liabilities in the Consolidated Balance Sheet. There is no effect on the Company’s net earnings or cash flows related to the capitalization of The Bow office project or the Deep Panuke PFC.

48

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. Discontinued Operations
As a result of the Split Transaction on November 30, 2009, Encana transferred its Downstream Refining operations to Cenovus. These operations have been accounted for as discontinued operations.
Consolidated Statement of Earnings
The following table presents the effect of discontinued operations in the Consolidated Statement of Earnings:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Revenues, Net of Royalties	$—	$1,610	$—	$3,849

Expenses
Operating	—	99	—	329
Purchased product	—	1,425	—	3,221
Depreciation, depletion and amortization	—	49	—	146
Administrative	—	6	—	18
Interest, net	—	44	—	136
Accretion of asset retirement obligation	—	—	—	1
Foreign exchange (gain) loss, net	—	—	—	1

	—	1,623	—	3,852

Net Earnings (Loss) Before Income Tax	—	(13)	—	(3)
Income tax expense	—	1	—	12

Net Earnings (Loss) From Discontinued Operations	$—	$(14)	$—	$(15)

Net Earnings (Loss) From Discontinued Operations per Common Share
Basic	$—	$(0.02)	$—	$(0.02)
Diluted	$—	$(0.02)	$—	$(0.02)

5. Acquisitions and Divestitures
Acquisitions
On May 5, 2009, the Company acquired the common shares of Kerogen Resources Canada, ULC for net cash consideration of $24 million. The acquisition included $37 million of property, plant and equipment and the assumption of $6 million of current liabilities and $7 million of future income taxes. The operations are included in the Canadian Division.
Divestitures
Total year-to-date proceeds received on the sale of assets were $574 million (2009 — $1,030 million). The significant items are described below:
Canada and USA
In 2010, the Company completed the divestiture of non-core oil and natural gas assets for proceeds of $200 million (2009 — $957 million) in the Canadian Division and $374 million (2009 — $70 million) in the USA Division.
6. Interest, Net

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Interest Expense — Long-Term Debt	$123	$125	$365	$366
Interest Expense — Other	3	28	26	25
Interest Income *	(7)	(42)	(11)	(139)

	$119	$111	$380	$252

*	In 2009, Interest Income is primarily due to the Partnership Contribution Receivable which was transferred to Cenovus under the Split Transaction on November 30, 2009.

49

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
7. Foreign Exchange (Gain) Loss, Net

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$(162)	$(485)	$(88)	$(774)
Translation of U.S. dollar partnership contribution receivable issued from Canada *	—	254	—	414
Other Foreign Exchange (Gain) Loss on:
Monetary revaluations and settlements	8	117	56	243

	$(154)	$(114)	$(32)	$(117)

*	The Partnership Contribution Receivable was transferred to Cenovus under the Split Transaction on November 30, 2009.
8. Income Taxes
The provision (recovery) for income taxes is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Current
Canada	$(61)	$238	$(163)	$678
United States	(38)	86	(31)	207
Other Countries	3	(1)	6	5

Total Current Tax	(96)	323	(188)	890

Future	367	(306)	869	(518)

	$271	$17	$681	$372

9. Long-Term Debt

	As at	As at
	September 30,	December 31,
	2010	2009

Canadian Dollar Denominated Debt
Unsecured notes	$1,214	$1,194

U.S. Dollar Denominated Debt
Unsecured notes	6,400	6,600

Increase in Value of Debt Acquired	49	52
Debt Discounts and Financing Costs	(77)	(78)
Current Portion of Long-Term Debt	—	(200)

	$7,586	$7,568

50

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
10. Asset Retirement Obligation
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas assets:

	As at	As at
	September 30,	December 31,
	2010	2009

Asset Retirement Obligation, Beginning of Year	$787	$1,230
Liabilities Incurred	29	21
Liabilities Settled	(19)	(52)
Liabilities Divested	(70)	(26)
Liabilities Transferred to Cenovus	—	(692)
Change in Estimated Future Cash Outflows	1	74
Accretion Expense	35	71
Foreign Currency Translation	8	161

Asset Retirement Obligation, End of Period	$771	$787

11. Capital Structure
The Company’s capital structure consists of Shareholders’ Equity plus Debt, defined as Long-term Debt including the current portion. The Company’s objectives when managing its capital structure are to:
i)	maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet its financial obligations; and

ii)	finance internally generated growth, as well as potential acquisitions.
The Company monitors its capital structure and short-term financing requirements using non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”). These metrics are measures of the Company’s overall financial strength and are used to steward the Company’s overall debt position.
Encana targets a Debt to Capitalization ratio of less than 40 percent. At September 30, 2010, Encana’s Debt to Capitalization ratio was 30 percent (December 31, 2009 — 32 percent) calculated as follows:

	As at	As at
	September 30,	December 31,
	2010	2009
Debt	$7,586	$7,768
Shareholders’ Equity	17,350	16,614

Capitalization	$24,936	$24,382

Debt to Capitalization Ratio	30%	32%

51

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
11. Capital Structure (continued)
Encana targets a Debt to Adjusted EBITDA of less than 2.0 times. At September 30, 2010, Debt to Adjusted EBITDA was 1.2x (December 31, 2009 — 1.3x) calculated on a trailing 12-month basis as follows:

	As at	As at
	September 30,	December 31,
	2010	2009

Debt	$7,586	$7,768

Net Earnings from Continuing Operations	$2,130	$1,830
Add (deduct):
Interest, net	533	405
Income tax expense	418	109
Depreciation, depletion and amortization	3,319	3,704
Accretion of asset retirement obligation	51	71
Foreign exchange (gain) loss, net	63	(22)
(Gain) loss on divestitures	—	2

Adjusted EBITDA	$6,514	$6,099

Debt to Adjusted EBITDA	1.2x	1.3x

Encana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the objectives stated above. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.
The Company’s capital management objectives, evaluation measures, definitions and targets have remained unchanged over the periods presented. Encana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.
12. Share Capital

	September 30, 2010		December 31, 2009
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	751.3	$2,360	750.4	$4,557
Common Shares Issued under Option Plans	0.4	5	0.4	5
Common Shares Issued from PSU Trust	—	—	0.5	19
Stock-Based Compensation	—	2	—	1
Common Shares Purchased	(15.4)	(48)	—	—
Common Shares Cancelled	—	—	(751.3)	(4,582)
New Encana Common Shares Issued	—	—	751.3	2,360
Encana Special Shares Issued	—	—	751.3	2,222
Encana Special Shares Cancelled	—	—	(751.3)	(2,222)

Common Shares Outstanding, End of Period	736.3	$2,319	751.3	$2,360

Normal Course Issuer Bid
Encana has received regulatory approval each year under Canadian securities laws to purchase Common Shares under eight consecutive Normal Course Issuer Bids (“NCIB”). Encana is entitled to purchase, for cancellation, up to 37.5 million Common Shares under the renewed NCIB which commenced on December 14, 2009 and terminates on December 13, 2010. To September 30, 2010, the Company purchased 15.4 million Common Shares for total consideration of approximately $499 million. Of the amount paid, $6 million was charged to Paid in surplus, $48 million was charged to Share capital and $445 million was charged to Retained earnings. During 2009, there were no purchases under the current or prior NCIB.

52

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. Share Capital (continued)
Stock Options
Encana has stock-based compensation plans that allow employees to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were granted. Options granted under the plans are generally fully exercisable after three years and expire five years after the date granted. Options granted under predecessor and/or related company replacement plans expire up to 10 years from the date the options were granted.
As at September 30, 2010, Encana had no stock options outstanding and exercisable (2009 — 256,294 outstanding and exercisable with a weighted average exercise price of C$11.84 per stock option). These stock options do not have Tandem Share Appreciation Rights (“TSARs”) attached.
Encana Share Units Held by Cenovus Employees
As part of the Split Transaction on November 30, 2009, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. The terms and conditions of the new share units are similar to the terms and conditions of the original share units. Additional information is contained in Note 17 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2009.
Refer to Note 13 for information regarding share units held by Encana employees.
With respect to the Encana share units held by Cenovus employees and the Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees. Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus. The payable to Cenovus employees and the receivable due from Cenovus is based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Note 14). There is no material impact on Encana’s net earnings for these share units held by Cenovus employees. No further Encana share units will be granted to Cenovus employees.
As Cenovus employees may exercise Encana TSARs and Encana Performance TSARs in exchange for Encana Common Shares, the following table is provided as at September 30, 2010:

	Number of	Weighted
	Encana	Average
	Share Units	Exercise
Canadian Dollar Denominated (C$)	(millions)	Price

Encana TSARs held by Cenovus Employees
Outstanding, September 30, 2010	6.9	30.48
Exercisable, September 30, 2010	4.8	29.86

Encana Performance TSARs held by Cenovus Employees
Outstanding, September 30, 2010	7.2	31.62
Exercisable, September 30, 2010	3.6	31.76
Per Share Amounts
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(millions)	2010	2009	2010	2009

Weighted Average Common Shares Outstanding — Basic	736.3	751.2	740.8	750.9
Effect of Dilutive Securities	—	0.2	0.1	0.5

Weighted Average Common Shares Outstanding — Diluted	736.3	751.4	740.9	751.4

53

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. Compensation Plans
The following tables outline certain information related to Encana’s compensation plans at September 30, 2010.
As part of the Split Transaction on November 30, 2009, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. The terms and conditions of the new share units are similar to the terms and conditions of the original share units. Share units include TSARs, Performance TSARs, Share Appreciation Rights (“SARs”) and Performance SARs. Additional information is contained in Note 19 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2009.
Refer to Note 12 for information regarding new Encana share units held by Cenovus employees.
A) Tandem Share Appreciation Rights
The following table summarizes information related to the Encana and Cenovus TSARs held by Encana employees at September 30, 2010:

	Encana TSARs		Cenovus TSARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	12,473,214	28.85	12,482,694	26.08
Granted	4,562,495	32.75	—	—
Exercised — SARs	(2,037,124)	23.55	(2,415,028)	21.47
Exercised — Options	(94,976)	20.77	(101,634)	19.17
Forfeited	(306,394)	32.82	(259,305)	29.53

Outstanding, End of Period	14,597,215	30.77	9,706,727	27.20

Exercisable, End of Period	7,755,552	29.25	7,373,370	26.64

For the period ended September 30, 2010, Encana recorded a reduction of compensation costs of $21 million related to the Encana TSARs and compensation costs of $12 million related to the Cenovus TSARs (2009 — compensation costs of $71 million related to the outstanding TSARs prior to the November 30, 2009 Split Transaction).
B) Performance Tandem Share Appreciation Rights
The following table summarizes information related to the Encana and Cenovus Performance TSARs held by Encana employees at September 30, 2010:

	Encana Performance		Cenovus Performance
	TSARs		TSARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	10,461,901	31.42	10,462,643	28.42
Exercised — SARs	(234,247)	29.37	(268,564)	26.53
Exercised — Options	(171)	29.04	(171)	26.27
Forfeited	(1,052,234)	31.48	(1,063,559)	28.45

Outstanding, End of Period	9,175,249	31.46	9,130,349	28.47

Exercisable, End of Period	5,027,399	31.42	4,982,501	28.44

For the period ended September 30, 2010, Encana recorded a reduction of compensation costs of $9 million related to the Encana Performance TSARs and compensation costs of $8 million related to the Cenovus Performance TSARs (2009 — compensation costs of $36 million related to the outstanding Performance TSARs prior to the November 30, 2009 Split Transaction).

54

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. Compensation Plans (continued)
C) Share Appreciation Rights
Beginning in January 2010, U.S. dollar denominated SARs were granted to eligible employees. The terms and conditions are similar to the Canadian dollar denominated SARs.
The following table summarizes information related to the Encana and Cenovus SARs held by Encana employees at September 30, 2010:

	Encana SARs		Cenovus SARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	2,343,485	33.75	2,323,960	30.55
Exercised	(32,032)	29.06	(31,568)	26.31
Forfeited	(82,181)	32.62	(82,181)	29.51

Outstanding, End of Period	2,229,272	33.86	2,210,211	30.65

Exercisable, End of Period	986,294	35.54	986,758	32.14

	Encana SARs
		Weighted
		Average
		Exercise
U.S. Dollar Denominated (US$)	Outstanding	Price

Outstanding, Beginning of Year	—	—
Granted	4,560,090	30.87
Forfeited	(70,925)	30.68

Outstanding, End of Period	4,489,165	30.87

Exercisable, End of Period	5,050	30.68

For the period ended September 30, 2010, Encana recorded a reduction of compensation costs of $1 million related to the Encana SARs and compensation costs of $2 million related to the Cenovus SARs (2009 — compensation costs of $3 million related to the outstanding SARs prior to the November 30, 2009 Split Transaction).
D) Performance Share Appreciation Rights
The following table summarizes information related to the Encana and Cenovus Performance SARs held by Encana employees at September 30, 2010:

	Encana Performance SARs		Cenovus Performance SARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	3,471,998	32.00	3,471,998	28.94
Exercised	(48,660)	29.04	(47,871)	26.27
Forfeited	(357,648)	32.30	(357,168)	29.22

Outstanding, End of Period	3,065,690	32.01	3,066,959	28.95

Exercisable, End of Period	1,075,674	33.41	1,076,943	30.22

For the period ended September 30, 2010, Encana recorded a reduction of compensation costs of $2 million related to the Encana Performance SARs and compensation costs of $3 million related to the Cenovus Performance SARs (2009 — compensation costs of $4 million related to the outstanding Performance SARs prior to the November 30, 2009 Split Transaction).

55

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. Compensation Plans (continued)
E) Performance Share Units (“PSUs”)
In February 2010, PSUs were granted to eligible employees which entitle the employee to receive, upon vesting, a cash payment equal to the value of one Common Share of Encana for each PSU held, depending upon the terms of the amended PSU plan. PSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.
The ultimate value of the PSUs will depend upon Encana’s performance measured over the three year period. Each year, Encana’s performance will be assessed by the Board of Directors (the “Board”) to determine whether the performance criteria have been met. Based on this assessment, up to a maximum of two times the original PSU grant may be awarded. The respective proportion of the original PSU grant for each year will be valued, based on an average share price, and the notional cash value deposited to a PSU account, with payout deferred to the final vesting date.
The following table summarizes information related to the PSUs at September 30, 2010:

Outstanding
Canadian Dollar Denominated	PSUs

Outstanding, Beginning of Year	—
Granted	880,735
Units, in Lieu of Dividends	16,998
Forfeited	(22,187)

Outstanding, End of Period	875,546

Outstanding
U.S. Dollar Denominated	PSUs

Outstanding, Beginning of Year	—
Granted	810,910
Units, in Lieu of Dividends	15,678
Forfeited	(30,485)

Outstanding, End of Period	796,103

For the period ended September 30, 2010, Encana recorded compensation costs of $11 million related to the outstanding PSUs (2009 — nil).
F) Deferred Share Units (“DSUs”)
The following table summarizes information related to the DSUs at September 30, 2010:

Outstanding
Canadian Dollar Denominated	DSUs

Outstanding, Beginning of Year	672,147
Granted	103,021
Converted from HPR awards	21,732
Units, in Lieu of Dividends	15,435
Redeemed	(896)

Outstanding, End of Period	811,439

For the period ended September 30, 2010, Encana recorded compensation costs of $2 million related to the outstanding DSUs (2009 — $8 million).
G) Pensions
Encana’s net benefit plan expense for the three months ended September 30, 2010 was $15 million (2009 — $20 million) and for the nine months ended September 30, 2010 was $45 million (2009 — $58 million). Encana’s contribution to the defined benefit pension plans for the nine months ended September 30, 2010 was $8 million (2009 — $6 million).

56

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Financial Instruments and Risk Management
Encana’s financial assets and liabilities include cash and cash equivalents, accounts receivable and accrued revenues, investments and other assets, accounts payable and accrued liabilities, risk management assets and liabilities and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows:
A) Fair Value of Financial Assets and Liabilities
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments except for the amounts associated with new share units issued as part of the November 30, 2009 Split Transaction as discussed in Notes 12 and 13.
Risk management assets and liabilities are recorded at their estimated fair value based on the mark-to-market method of accounting, using quoted market prices or, in their absence, third-party market indications and forecasts.
The fair value of investments and other assets approximate their carrying amount due to the nature of the instruments held.
Long-term debt is carried at amortized cost using the effective interest method of amortization. The estimated fair values of long-term borrowings have been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.
The fair value of financial assets and liabilities were as follows:

	As at		As at
	September 30, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets
Held-for-Trading:
Cash and cash equivalents	$1,397	$1,397	$4,275	$4,275
Accounts receivable and accrued revenues (1)	34	34	75	75
Risk management assets (2)	1,685	1,685	360	360
Investments and other assets	106	106	—	—
Loans and Receivables:
Accounts receivable and accrued revenues	978	978	1,105	1,105
Financial Liabilities
Held-for-Trading:
Accounts payable and accrued liabilities (3, 4)	$87	$87	$155	$155
Risk management liabilities (2)	109	109	168	168
Other Financial Liabilities:
Accounts payable and accrued liabilities	2,055	2,055	1,988	1,988
Long-term debt (2)	7,586	8,743	7,768	8,527

(1)	Represents amounts due from Cenovus for Encana share units held by Cenovus employees (See Note 12).

(2)	Including current portion.

(3)	Includes amounts due to Cenovus employees for Encana share units held (See Note 12).

(4)	Includes amounts due to Cenovus for Cenovus share units held by Encana employees (See Notes 12 and 13).

57

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Financial Instruments and Risk Management (continued)
B) Risk Management Assets and Liabilities
Net Risk Management Position

	As at September 30,	As at December 31,
	2010	2009
Risk Management
Current asset	$993	$328
Long-term asset	692	32

	1,685	360

Risk Management
Current liability	95	126
Long-term liability	14	42

	109	168

Net Risk Management Asset	$1,576	$192

Summary of Unrealized Risk Management Positions

	As at September 30, 2010			As at December 31, 2009
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural gas	$1,676	$86	1,590	$298	$88	$210
Crude oil	9	11	(2)	62	72	(10)
Power	—	12	(12)	—	8	(8)

Total Fair Value	$1,685	$109	$1,576	$360	$168	$192

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions
The total net fair value of Encana’s unrealized risk management positions is $1,576 million as at September 30, 2010 ($192 million as at December 31, 2009) and has been calculated using both quoted prices in active markets and observable market-corroborated data.
Net Fair Value of Commodity Price Positions at September 30, 2010

	Notional Volumes	Term	Average Price	Fair Value

Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	1,527 MMcf/d	2010	6.19 US$/Mcf	$319
NYMEX Fixed Price	1,158 MMcf/d	2011	6.33 US$/Mcf	790
NYMEX Fixed Price	1,040 MMcf/d	2012	6.46 US$/Mcf	525
Basis Contracts *
Canada		2010		(2)
United States		2010		(5)
Canada and United States		2011-2013		(37)

Natural Gas Fair Value Position				$1,590

*
Encana has entered into swaps to protect against widening natural gas price differentials between production areas, including Canada, the U.S. Rockies and Texas, and various sales points. These basis swaps are priced using both fixed prices and basis prices determined as a percentage of NYMEX.

58

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Financial Instruments and Risk Management (continued)
B) Risk Management Assets and Liabilities (continued)
Net Fair Value of Commodity Price Positions at September 30, 2010 (continued)

	Notional Volumes	Term	Average Price	Fair Value
Crude Oil Contracts
Fixed Price Contracts
WTI NYMEX Fixed Price	5,400 bbls/d	2010	76.99 US$/bbl	$(2)

Crude Oil Fair Value Position				$(2)

Fair Value
Power Purchase Contracts
Power Fair Value Position	$(12)
Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)		Realized Gain (Loss)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Revenues, Net of Royalties	$318	$1,362	$895	$3,776
Operating Expenses and Other	(2)	(4)	(3)	(33)

Gain (Loss) on Risk Management	$316	$1,358	$892	$3,743

	Unrealized Gain (Loss)		Unrealized Gain (Loss)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Revenues, Net of Royalties	$498	$(1,373)	$1,347	$(2,354)
Operating Expenses and Other	(7)	(11)	(4)	(37)

Gain (Loss) on Risk Management	$491	$(1,384)	$1,343	$(2,391)

Reconciliation of Unrealized Risk Management Positions from January 1 to September 30, 2010

	2010		2009
		Total	Total
		Unrealized	Unrealized
	Fair Value	Gain (Loss)	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$192
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	2,235	$2,235	$1,352
Settlement of Contracts Transferred to Cenovus	41	—	—
Fair Value of Contracts Realized During the Period	(892)	(892)	(3,743)

Fair Value of Contracts, End of Period	$1,576	$1,343	$(2,391)

Commodity Price Sensitivities
The following table summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at September 30, 2010 as follows:

	10% Price Increase	10% Price Decrease

Natural gas price	$(430)	$430
Crude oil price	(4)	4
Power price	6	(6)

59

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Financial Instruments and Risk Management (continued)
C) Risks Associated with Financial Assets and Liabilities
The Company is exposed to financial risks arising from its financial assets and liabilities. Financial risks include market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. The fair value or future cash flows of financial assets or liabilities may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.
Commodity Price Risk
Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board. The Company’s policy is to not use derivative financial instruments for speculative purposes.
Natural Gas — To partially mitigate the natural gas commodity price risk, the Company has entered into swaps which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, Encana has entered into swaps to manage the price differentials between these production areas and various sales points.
Crude Oil — The Company has partially mitigated its commodity price risk on crude oil with swaps which fix WTI NYMEX prices.
Power — The Company has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs.
Credit Risk
Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. At September 30, 2010, cash equivalents include high-grade, short-term securities, placed primarily with Governments and financial institutions with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings. A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at September 30, 2010, approximately 97 percent (93 percent at December 31, 2009) of Encana’s accounts receivable and financial derivative credit exposures are with investment grade counterparties.
At September 30, 2010, Encana had three counterparties (2009 — four counterparties) whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net financial instrument contracts by counterparty. The maximum credit risk exposure associated with accounts receivable and accrued revenues and risk management assets is the total carrying value.
Liquidity Risk
Liquidity risk is the risk the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages its liquidity risk through cash and debt management. As disclosed in Note 11, Encana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times to steward the Company’s overall debt position.
In managing liquidity risk, the Company has access to cash equivalents and a wide range of funding at competitive rates through commercial paper, capital markets and banks. As at September 30, 2010, Encana had available unused committed bank credit facilities totaling $4.9 billion which include a C$4.5 billion ($4.3 billion) revolving bank credit facility and a U.S. subsidiary revolving bank credit facility for $565 million that remain committed through October 2012 and February 2013, respectively.

60

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Financial Instruments and Risk Management (continued)
C) Risks Associated with Financial Assets and Liabilities (continued)
Encana also had unused capacity under two shelf prospectuses for up to $6.0 billion, the availability of which is dependent on market conditions, to issue up to C$2.0 billion ($2.0 billion) of debt securities in Canada and up to $4.0 billion of debt securities in the United States. These shelf prospectuses expire in June 2011 and May 2012, respectively. The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.
The timing of cash outflows relating to financial liabilities are outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	$2,142	$—	$—	$—	$2,142
Risk Management Liabilities	95	14	—	—	109
Long-Term Debt *	470	1,848	2,243	9,682	14,243

*	Principal and interest, including current portion.
Encana’s total long-term debt obligations were $14.2 billion at September 30, 2010. Further information on Long-Term Debt is contained in Note 9.
Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on the Company’s reported results. Encana’s functional currency is Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations are not separately identifiable.
To mitigate the exposure to the fluctuating U.S./Canadian exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt. At September 30, 2010, Encana had $5.4 billion in U.S. dollar debt issued from Canada ($5.6 billion at December 31, 2009) subject to foreign exchange exposure.
Encana’s foreign exchange (gain) loss primarily includes foreign exchange gains and losses on U.S. dollar cash and short-term investments held in Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and, in the prior year, foreign exchange gains and losses on the translation of the U.S. dollar partnership contribution receivable issued from Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $46 million change in foreign exchange (gain) loss at September 30, 2010 (2009 — $22 million).
Interest Rate Risk
Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. Typically, the Company partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.
At September 30, 2010, the Company had no floating rate debt. Therefore, the increase or decrease in net earnings for each one percent change in interest rates on floating rate debt was nil (2009 - $3 million).
15. Contingencies
Legal Proceedings
The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.
16. Reclassification
Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2010.

61

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Supplemental Financial Information (unaudited)
Financial Results

	2010				2009 (1)
	Year-to-						Q3 Year-
($ millions, except per share amounts)	date	Q3	Q2	Q1	Year	Q4	to-date	Q3	Q2	Q1

Encana Results
Cash Flow (2)	3,522	1,132	1,217	1,173	5,021	930	4,091	1,274	1,430	1,387
Per share — Diluted	4.75	1.54	1.65	1.57	6.68	1.24	5.44	1.70	1.90	1.85
Net Earnings (Loss)	1,541	569	(505)	1,477	749	233	516	(53)	92	477
Per share — Diluted	2.08	0.77	(0.68)	1.97	1.00	0.31	0.69	(0.07)	0.12	0.63
Operating Earnings (3)	597	98	81	418	1,767	373	1,394	378	472	544
Per share — Diluted	0.81	0.13	0.11	0.56	2.35	0.50	1.86	0.50	0.63	0.72

Effective Tax Rates using
Net Earnings	30.6%				13.0%
Canadian Statutory Rate	28.2%				29.2%

Foreign Exchange Rates (US$ per C$1)
Average	0.966	0.962	0.973	0.961	0.876	0.947	0.855	0.911	0.857	0.803
Period end	0.971	0.971	0.943	0.985	0.956	0.956	0.933	0.933	0.860	0.794

Cash Flow Summary
Cash From (Used in) Operating Activities	1,446	1,325	893	(772)	5,041	1,061	3,980	1,415	1,121	1,444
Deduct (Add back):
Net change in other assets and liabilities	(85)	(16)	(38)	(31)	38	(5)	43	13	13	17
Net change in non-cash working capital from continuing operations	(1,991)	209	(286)	(1,914)	(18)	136	(154)	128	(322)	40

Cash Flow (2)	3,522	1,132	1,217	1,173	5,021	930	4,091	1,274	1,430	1,387

Operating Earnings Summary
Net Earnings (Loss)	1,541	569	(505)	1,477	749	233	516	(53)	92	477
Deduct (Add back):
Unrealized hedging gain (loss), after tax	903	331	(340)	912	(1,352)	(135)	(1,217)	(685)	(570)	38
Non-operating foreign exchange gain (loss), after tax	41	140	(246)	147	334	(5)	339	254	190	(105)

Operating Earnings (3)	597	98	81	418	1,767	373	1,394	378	472	544

(1)	2009 reflects pro forma results.

(2)
Cash Flow is a non-GAAP measure defined as Cash from Operating Activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations, which are defined on the Consolidated Statement of Cash Flows and the Pro Forma Consolidated Statement of Cash from Operating Activities.

(3)
Operating Earnings is a non-GAAP measure defined as Net Earnings excluding the after-tax gain/loss on discontinuance, after-tax effect of unrealized hedging gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued from Canada, after-tax foreign exchange gains/losses on settlement of intercompany transactions, future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates.

	2010	2009
	Year-to-
Financial Metrics	date	Year
Debt to Capitalization (1)	30%	32%
Debt to Adjusted EBITDA (1, 2)	1.3x	2.1x
Return on Capital Employed (1, 2)	9%	4%
Return on Common Equity (2)	11%	5%

(1)	Calculated using Debt defined as the current and long-term portions of Long-Term Debt.

(2)	Calculated on a trailing twelve-month basis using available 2009 pro forma results.

62

Encana Corporation	Supplemental Information (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Supplemental Financial & Operating Information (unaudited)

	2010				2009 (1)
	Year-to						Q3 Year-
Net Capital Investment ($ millions)	-date	Q3	Q2	Q1	Year	Q4	to-date	Q3	Q2	Q1
Capital Investment
Canadian Division	1,562	529	490	543	1,869	575	1,294	432	325	537
USA Division	1,749	681	596	472	1,821	515	1,306	358	374	574

	3,311	1,210	1,086	1,015	3,690	1,090	2,600	790	699	1,111
Market Optimization	1	—	1	—	—	—	—	—	1	(1)
Corporate & Other	34	17	12	5	65	37	28	4	13	11

Capital Investment	3,346	1,227	1,099	1,020	3,755	1,127	2,628	794	713	1,121

Acquisitions
Property
Canadian Division	234	175	46	13	190	108	82	8	1	73
USA Division	107	14	78	15	46	25	21	7	8	6
Corporate
Canadian Division (2)	—	—	—	—	24	—	24	—	24	—

Divestitures
Property
Canadian Division	(200)	(171)	(20)	(9)	(1,000)	(43)	(957)	(913)	(11)	(33)
USA Division	(374)	(49)	(188)	(137)	(73)	(3)	(70)	(66)	(4)	—
Corporate & Other	—	—	—	—	(2)	—	(2)	—	(2)	—

Net Acquisition and Divestiture Activity	(233)	(31)	(84)	(118)	(815)	87	(902)	(964)	16	46

Net Capital Investment	3,113	1,196	1,015	902	2,940	1,214	1,726	(170)	729	1,167

(1)	2009 reflects pro forma results.

(2)	Acquisition of Kerogen Resources Canada, ULC on May 5, 2009.

	2010				2009 (1)
	Year-						Q3 Year-
Production Volumes	to-date	Q3	Q2	Q1	Year	Q4	to-date	Q3	Q2	Q1

Produced Gas (MMcf/d)
Canadian Division	1,299	1,390	1,327	1,177	1,224	1,071	1,275	1,201	1,343	1,281
USA Division	1,870	1,791	1,875	1,946	1,616	1,616	1,616	1,524	1,581	1,746

	3,169	3,181	3,202	3,123	2,840	2,687	2,891	2,725	2,924	3,027

Liquids (bbls/d)
Canadian Division	13,763	14,262	13,462	13,558	15,880	12,477	17,027	15,909	17,624	17,567
USA Division	9,784	9,142	10,112	10,108	11,317	11,586	11,227	10,325	11,699	11,671

	23,547	23,404	23,574	23,666	27,197	24,063	28,254	26,234	29,323	29,238

Total (MMcfe/d)
Canadian Division	1,382	1,476	1,408	1,258	1,319	1,145	1,378	1,297	1,449	1,387
USA Division	1,929	1,846	1,936	2,007	1,684	1,686	1,683	1,586	1,651	1,816

	3,311	3,322	3,344	3,265	3,003	2,831	3,061	2,883	3,100	3,203

(1)	2009 reflects pro forma results.

63
Encana Corporation	Supplemental Information (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Supplemental Oil and Gas Operating Statistics (unaudited)
Operating Statistics — After Royalties

	2010				2009 (1)
Per-unit Results(excluding impact of realized	Year-to-						Q3 Year-
financial hedging)	date	Q3	Q2	Q1	Year	Q4	to-date	Q3	Q2	Q1
Produced Gas — Canadian Division ($/Mcf)
Price	4.23	3.69	3.92	5.21	3.71	4.21	3.57	2.92	3.19	4.58
Production and mineral taxes	0.02	0.02	0.02	0.01	0.03	—	0.03	0.02	0.04	0.03
Transportation and selling	0.40	0.39	0.38	0.41	0.33	0.40	0.31	0.35	0.30	0.30
Operating	1.05	0.96	1.01	1.20	1.13	1.43	1.05	1.09	1.02	1.04

Netback	2.76	2.32	2.51	3.59	2.22	2.38	2.18	1.46	1.83	3.21

Produced Gas — USA Division ($/Mcf)
Price	4.95	4.57	4.45	5.78	3.75	4.64	3.45	3.41	3.01	3.88
Production and mineral taxes	0.28	0.25	0.25	0.35	0.17	0.23	0.15	0.08	0.08	0.27
Transportation and selling	0.97	1.00	0.97	0.95	0.90	0.96	0.88	0.99	0.87	0.78
Operating	0.57	0.62	0.62	0.48	0.55	0.61	0.54	0.56	0.54	0.51

Netback	3.13	2.70	2.61	4.00	2.13	2.84	1.88	1.78	1.52	2.32

Produced Gas — Total ($/Mcf)
Price	4.65	4.19	4.23	5.56	3.73	4.47	3.50	3.19	3.09	4.18
Production and mineral taxes	0.17	0.15	0.15	0.22	0.11	0.14	0.10	0.06	0.06	0.17
Transportation and selling	0.74	0.74	0.73	0.74	0.66	0.74	0.63	0.71	0.61	0.58
Operating	0.77	0.77	0.78	0.75	0.80	0.93	0.76	0.79	0.76	0.74

Netback	2.97	2.53	2.57	3.85	2.16	2.66	2.01	1.63	1.66	2.69

Liquids — Canadian Division ($/bbl)
Price	63.55	59.44	63.80	67.71	47.86	60.37	44.77	52.48	45.86	36.51
Production and mineral taxes	0.42	0.37	0.53	0.35	0.45	0.34	0.47	0.48	0.47	0.47
Transportation and selling	0.85	0.93	1.10	0.53	1.06	0.49	1.20	1.41	0.62	1.61
Operating	3.03	2.27	2.22	4.67	3.62	3.25	3.71	3.04	4.09	3.94

Netback	59.25	55.87	59.95	62.16	42.73	56.29	39.39	47.55	40.68	30.49

Liquids — USA Division ($/bbl)
Price	68.11	66.38	70.62	67.18	48.56	64.39	43.05	55.60	47.27	27.43
Production and mineral taxes	6.45	6.42	6.68	6.25	4.39	5.84	3.89	5.12	4.18	2.48
Transportation and selling	—	—	—	—	—	—	—	—	—	—

Netback	61.66	59.96	63.94	60.93	44.17	58.55	39.16	50.48	43.09	24.95

Total Liquids ($/bbl)
Price	65.45	62.15	66.73	67.48	48.15	62.31	44.09	53.71	46.42	32.88
Production and mineral taxes	2.92	2.74	3.17	2.87	2.09	2.99	1.83	2.31	1.95	1.27
Transportation and selling	0.50	0.57	0.63	0.30	0.62	0.26	0.73	0.85	0.38	0.96
Operating	1.77	1.38	1.26	2.67	2.11	1.68	2.24	1.84	2.46	2.37

Netback	60.26	57.46	61.67	61.64	43.33	57.38	39.29	48.71	41.63	28.28

Total Netback — Canadian Division ($/Mcfe)
Price	4.60	4.05	4.30	5.60	4.02	4.59	3.86	3.36	3.51	4.70
Production and mineral taxes	0.02	0.02	0.03	0.01	0.03	0.01	0.04	0.02	0.04	0.04
Transportation and selling	0.38	0.38	0.37	0.39	0.32	0.38	0.31	0.34	0.28	0.30
Operating	1.02	0.93	0.97	1.17	1.09	1.37	1.02	1.05	0.99	1.01

Netback	3.18	2.72	2.93	4.03	2.58	2.83	2.49	1.95	2.20	3.35

Total Netback — USA Division ($/Mcfe)
Price	5.14	4.76	4.68	5.94	3.92	4.89	3.59	3.64	3.21	3.91
Production and mineral taxes	0.31	0.27	0.28	0.38	0.19	0.26	0.17	0.11	0.10	0.28
Transportation and selling	0.94	0.97	0.94	0.92	0.86	0.92	0.84	0.95	0.83	0.75
Operating	0.56	0.61	0.60	0.46	0.53	0.58	0.52	0.54	0.52	0.49

Netback	3.33	2.91	2.86	4.18	2.34	3.13	2.06	2.04	1.76	2.39

Total Netback ($/Mcfe)
Price	4.91	4.45	4.52	5.81	3.96	4.77	3.71	3.51	3.35	4.25
Production and mineral taxes	0.19	0.16	0.17	0.23	0.12	0.16	0.11	0.07	0.08	0.17
Transportation and selling	0.71	0.71	0.70	0.71	0.63	0.70	0.60	0.68	0.58	0.56
Operating (2)	0.75	0.75	0.76	0.74	0.78	0.90	0.74	0.76	0.74	0.72

Netback	3.26	2.83	2.89	4.13	2.43	3.01	2.26	2.00	1.95	2.80

(1)	2009 results reflect pro forma results.

(2)	2010 operating costs include a recovery of costs related to long-term incentives of nil (2009 — costs of $0.02/Mcfe).

	2010				2009 (1)
	Year-to-						Q3 Year-
Impact of Realized Financial Hedging	date	Q3	Q2	Q1	Year	Q4	to-date	Q3	Q2	Q1
Natural Gas ($/Mcf)	0.98	1.08	1.27	0.58	3.30	1.97	3.72	4.25	3.93	3.04
Liquids ($/bbl)	(0.15)	(0.36)	0.32	(0.41)	(0.01)	—	(0.01)	—	—	(0.03)
Total ($/Mcfe)	0.94	1.04	1.22	0.55	3.12	1.87	3.51	4.02	3.70	2.87

Canadian Division ($/Mcfe)	0.90	0.94	1.16	0.55	2.93	1.91	3.22	3.84	3.29	2.56
USA Division ($/Mcfe)	0.97	1.11	1.27	0.55	3.27	1.84	3.76	4.16	4.07	3.11
Total ($/Mcfe)	0.94	1.04	1.22	0.55	3.12	1.87	3.51	4.02	3.70	2.87

(1)	2009 results reflects pro forma results.

64

Encana Corporation	Supplemental Information (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Supplemental Financial Information
The following financial information presents selected consolidated financial and operating information related to the ongoing operations of Encana Corporation (“Encana”) for the three and nine months ended September 30, 2010 compared to historical pro forma financial and operating information for the three and nine months ended September 30, 2009. The pro forma comparative information excludes the results of operations from assets transferred to Cenovus Energy Inc. on November 30, 2009; See Note 3 to the December 31, 2009 annual Consolidated Financial Statements.
The financial and operating information for the three and nine months ended September 30, 2010 can be found in Encana’s interim Consolidated Financial Statements for the period ended September 30, 2010. The pro forma financial and operating information for the nine months ended September 30, 2009 can be found in Encana’s unaudited Pro Forma Consolidated Financial Statements for the year ended December 31, 2008 and the nine months ended September 30, 2009 as filed with the System for Electronic Document Analysis and Retrieval (“SEDAR”) on November 13, 2009 and on the following page.
Consolidated Statement of Earnings (unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
		Pro Forma		Pro Forma
($ millions, except per share amounts)	2010	2009	2010	2009

Revenues, Net of Royalties	$2,425	$1,167	$7,439	$4,946

Expenses
Production and mineral taxes	49	19	170	91
Transportation and selling	217	179	642	502
Operating	272	240	778	736
Purchased product	189	179	560	635
Depreciation, depletion and amortization	810	667	2,424	2,062
Administrative	72	113	261	263
Interest, net	119	97	380	245
Accretion of asset retirement obligation	12	9	35	27
Foreign exchange (gain) loss, net	(154)	(233)	(32)	(313)
(Gain) loss on divestitures	(1)	(1)	(1)	1

	1,585	1,269	5,217	4,249

Net Earnings (Loss) Before Income Tax	840	(102)	2,222	697
Income tax expense (recovery)	271	(49)	681	181

Net Earnings (Loss)	$569	$(53)	$1,541	$516

Net Earnings (Loss) per Common Share
Basic	$0.77	$(0.07)	$2.08	$0.69
Diluted	$0.77	$(0.07)	$2.08	$0.69

Consolidated Statement of Cash from Operating Activities (unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
		Pro Forma		Pro Forma
($ millions)	2010	2009	2010	2009

Operating Activities
Net earnings (loss)	$569	$(53)	$1,541	$516
Depreciation, depletion and amortization	810	667	2,424	2,062
Future income taxes	367	(187)	869	(159)
Unrealized (gain) loss on risk management	(491)	1,042	(1,343)	1,867
Unrealized foreign exchange (gain) loss	(160)	(227)	(87)	(360)
Accretion of asset retirement obligation	12	9	35	27
(Gain) loss on divestitures	(1)	(1)	(1)	1
Other	26	24	84	137
Net change in other assets and liabilities	(16)	13	(85)	43
Net change in non-cash working capital from continuing operations	209	128	(1,991)	(154)

Cash From Operating Activities	$1,325	$1,415	$1,446	$3,980

65

Encana Corporation	Supplemental Information (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Supplemental Financial Information
The following Pro Forma Information presents selected historical pro forma financial and operating information related to the ongoing operations of Encana. The information excludes the results of operations from assets transferred to Cenovus Energy Inc. on November 30, 2009; See Note 3 to the December 31, 2009 Annual Consolidated Financial Statements.
For background on the pro forma information please refer to Note 1 — Basis of Presentation in the Notes to Encana Pro Forma Consolidated Statements of Earnings and Cash from Operating Activities.
Pro Forma Consolidated Statement of Earnings (unaudited)
For the nine months ended September 30, 2009

		Deduct	Add/(Deduct)
	Encana	Cenovus	Pro Forma		Encana
($ millions, except per share amounts)	Consolidated	Carve-out	Adjustments	Note 2	Pro Forma

Revenues, Net of Royalties	$8,402	$3,456	$		$4,946

Expenses
Production and mineral taxes	122	31			91
Transportation and selling	969	467			502
Operating	1,246	510			736
Purchased product	1,120	485			635
Depreciation, depletion and amortization	2,809	843	96	(A)	2,062
Administrative	332	104	37	(B)	263
			(2)	(C)
Interest, net	252	7			245
Accretion of asset retirement obligation	55	28			27
Foreign exchange (gain) loss, net	(117)	196			(313)
(Gain) loss on divestitures	1	—			1

Net Earnings Before Income Tax	1,613	785	(131)		697
Income tax expense	372	146	(45)	(D i,ii,iii,iv)	181

Net Earnings from Continuing Operations	1,241	639	(86)		516
Net Earnings (Loss) from Discontinued Operations	(15)	(15)	—		—

Net Earnings	$1,226	$624	$(86)		$516

Net Earnings from Continuing Operations per Common Share				(E)
Basic	$1.65				$0.69
Diluted	$1.65				$0.69

Net Earnings per Common Share				(E)
Basic	$1.63				$0.69
Diluted	$1.63				$0.69

Pro Forma Consolidated Statement of Cash from Operating Activities (unaudited)
For the nine months ended September 30, 2009

		Deduct	Add/(Deduct)
	Encana	Cenovus	Pro Forma		Encana
($ millions)	Consolidated	Carve-out	Adjustments	Note 2	Pro Forma

Operating Activities
Net earnings from continuing operations	$1,241	$639	$(86)		$516
Depreciation, depletion and amortization	2,809	843	96	(A)	2,062
Future income taxes	(518)	(207)	152	(D i,ii,iii,iv)	(159)
Unrealized (gain) loss on risk management	2,391	524			1,867
Unrealized foreign exchange (gain) loss	(149)	211			(360)
Accretion of asset retirement obligation	55	28			27
(Gain) loss on divestitures	1	—			1
Other	184	47			137
Cash flow from discontinued operations	162	162			—
Net change in other assets and liabilities	36	(7)			43
Net change in non-cash working capital from continuing operations	(557)	(403)			(154)
Net change in non-cash working capital from discontinued operations	747	747			—

Cash From Operating Activities	$6,402	$2,584	$162		$3,980

66

Encana Corporation	Supplemental Information (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Notes to Pro Forma Consolidated Statements of Earnings and
Cash from Operating Activities (unaudited)
1. Basis of Presentation
On November 30, 2009, Encana completed a corporate reorganization (the “Split Transaction”) involving the division of Encana into two independent publicly traded energy companies — Encana and Cenovus Energy Inc. The unaudited Pro Forma Consolidated Statement of Earnings and Pro Forma Consolidated Statement of Cash from Operating Activities have been prepared for information purposes and assumes the Split Transaction occurred on January 1, 2008. Pro forma adjustments are detailed in Note 2.
The unaudited Pro Forma Consolidated Statement of Earnings and Pro Forma Consolidated Statement of Cash from Operating Activities are expressed in United States dollars and have been prepared for information purposes using information contained in the following:
a)	Encana’s audited Consolidated Financial Statements for the year ended December 31, 2009.
b)
Cenovus Energy unaudited Carve-out Consolidated Financial Statements for the 11 months ended November 30, 2009. The Cenovus unaudited Carve-out Consolidated Financial Statements were derived from the accounting records of Encana on a carve-out basis.

In the opinion of Management of Encana, the unaudited Pro Forma Consolidated Financial Statements include all the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles.
The unaudited Pro Forma Statement of Earnings and Pro Forma Consolidated Statement of Cash from Operating Activities are for illustrative purposes only and may not be indicative of the results that actually would have occurred if the Split Transaction had been in effect on the dates indicated or of the results that may be obtained in the future. In addition to the pro forma adjustments to the historical carve-out financial statements, various other factors will have an effect on the results of operations.
2. Pro Forma Assumptions and Adjustments
The following adjustments reflect expected changes to Encana’s historical results which would arise from the Split Transaction.
A.	Reflects the expected difference in depreciation, depletion and amortization expense arising from a change in the depletion rate calculated for Encana’s Canadian cost centre.
B.
Increases administrative expense for additional compensation costs arising from the separation of compensation plans and the estimated increase in the number of employees required to operate Encana as a separate entity, after removing those costs associated with Cenovus’s employees.

C.	Reduces administrative expense to remove Encana’s share of the transaction costs incurred related to the Split Transaction.
D.	Pro forma adjustments to income tax expense,
i.	adjustments for the tax effect of items A, B and C above;
ii.	adjustments for the effect of the loss of tax deferrals resulting from the wind up of Encana’s Canadian upstream oil and gas partnership;
iii.	acceleration of the intangible drilling costs deduction in the U.S. as a result of a change in the status of Encana being considered an independent producer; and
iv.	remove tax benefits solely resulting from the Split Transaction.
E.	The Pro Forma Net Earnings per Common Share is calculated using the same weighted average number of pre-Arrangement Encana Corporation Common Shares outstanding as at September 30, 2009.

	For the	For the
	three months ended	nine months ended
(millions)	September 30, 2009	September 30, 2009

Weighted Average Common Shares Outstanding — Basic	751.2	750.9
Effects of Stock Options and Other Dilutive Securities	0.2	0.5

Weighted Average Common Shares Outstanding — Diluted	751.4	751.4

67

Encana Corporation	Supplemental Information (prepared in US$)

Third quarter report
for the period ended September 30, 2010
Supplemental Financial Information (unaudited)
Pro Forma Reconciliations

	2009
($ millions, except per share amounts)	Year	Q4	Q3	Q2	Q1

Cash Flow (1)
Encana Corporation, Consolidated	6,779	603	2,079	2,153	1,944
Less: Cenovus Carve-out (2)	2,232	(15)	841	811	595
Add/(Deduct) Pro Forma adjustments	474	312	36	88	38

Encana Pro Forma	5,021	930	1,274	1,430	1,387
Per share amounts
Encana Corporation, Consolidated — Basic	9.03	0.80	2.77	2.87	2.59
— Diluted	9.02	0.80	2.77	2.87	2.59
Encana Pro Forma — Basic	6.69	1.24	1.70	1.90	1.85
— Diluted	6.68	1.24	1.70	1.90	1.85

Net Earnings
Encana Corporation, Consolidated	1,862	636	25	239	962
Less: Cenovus Carve-out (2)	609	(15)	63	149	412
Add/(Deduct) Pro Forma adjustments	(504)	(418)	(15)	2	(73)

Encana Pro Forma	749	233	(53)	92	477
Per share amounts
Encana Corporation, Consolidated — Basic	2.48	0.85	0.03	0.32	1.28
— Diluted	2.48	0.85	0.03	0.32	1.28
Encana Pro Forma — Basic	1.00	0.31	(0.07)	0.12	0.64
— Diluted	1.00	0.31	(0.07)	0.12	0.63

Operating Earnings (3)
Encana Corporation, Consolidated	3,495	855	775	917	948
Less: Cenovus Carve-out (2)	1,224	64	382	447	331
Add/(Deduct) Pro Forma adjustments	(504)	(418)	(15)	2	(73)

Encana Pro Forma	1,767	373	378	472	544
Per share amounts
Encana Corporation, Consolidated — Diluted	4.65	1.14	1.03	1.22	1.26
Encana Pro Forma — Diluted	2.35	0.50	0.50	0.63	0.72

(1)
Cash Flow is a non-GAAP measure defined as Cash from Operating Activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations, which are defined on the Consolidated Statement of Cash Flows and the Pro Forma Consolidated Statement of Cash from Operating Activities.

(2)
Cenovus Energy was spun-off on November 30, 2009. As a result, carve-out information for the fourth quarter is for the two months ended November 30, 2009 and the 2009 Year information is for the 11 months ended November 30, 2009.

(3)
Operating Earnings is a non-GAAP measure defined as Net Earnings excluding the after-tax gain/loss on discontinuance, after-tax effect of unrealized hedging gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued from Canada, after-tax foreign exchange gains/losses on settlement of intercompany transactions, future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates.

68

Encana Corporation	Supplemental Information (prepared in US$)

Encana Corporation
FOR FURTHER INFORMATION:
Encana Corporate Communications

Investor contact:

Ryder McRitchie	Lorna Klose
Vice-President, Investor Relations	Manager, Investor Relations
(403) 645-2007	(403) 645-6977

Media contact:

Alan Boras	Carol Howes
Vice-President, Media Relations	Advisor, Media Relations
(403) 645-4747	(403) 645-4799

Encana Corporation
1800, 855 — 2nd Street SW
P.O. Box 2850
Calgary, Alberta, Canada T2P 2S5
Phone: (403) 645-2000
Fax: (403) 645-3400
www.encana.com